As filed with the Securities and Exchange Commission on April 11, 2003.

Registration No. 333-102268

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Molina Healthcare, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6324	13-4204626
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Golden Shore Drive

Long Beach, CA 90802

(562) 435-3666

(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

J. Mario Molina, M.D.

President and Chief Executive Officer

One Golden Shore Drive

Long Beach, CA 90802

(562) 435-3666

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies to:

Douglas M. Mancino, Esq. Mark J. Mihanovic, Esq. McDermott, Will & Emery 2049 Century Park East, Suite 3400 Los Angeles, CA 90067 (310) 277-4110	William J. Grant, Jr., Esq. Willkie Farr & Gallagher 787 Seventh Avenue New York, New York 10019 (212) 728-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form is to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $0.001	$115,000,000	$10,580(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to rule 457(a) of the Securities Act of 1933.
(2)	Previously paid with the initial filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed without notice. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale of these securities is not permitted.

PROSPECTUS (Not Complete)

Issued                      , 2003

                 Shares

Common Stock

Molina Healthcare, Inc. is offering      shares of common stock in a firmly underwritten offering.

This is Molina Healthcare, Inc.’s initial public offering, and no public market currently exists for its shares. Molina Healthcare, Inc. anticipates that the initial public offering price for its shares will be between $            and $            per share.

Molina Healthcare, Inc. has applied to list its common stock on the New York Stock Exchange under the symbol “MOH.”

Investing in the common stock involves a high degree of risk.

See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Offering Price	$	$
Discounts and Commissions to Underwriters	$	$
Offering Proceeds to Company	$	$

The underwriters also may purchase from Molina Healthcare, Inc. up to an additional      shares of common stock at the public offering price less the underwriting discounts and commissions, to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on            , 2003.

Banc of America Securities LLC	CIBC World Markets

SG Cowen

                                               , 2003

[INSIDE COVER: COVER ART]

[Artwork in twelve colors depicting a woman and child approaching a “welcome” sign over a path which winds through a hillside. Caption below reads: “Healthy families begin with Molina Healthcare.” Below caption is Molina Healthcare’s logo.]

PROSPECTUS SUMMARY

Our Business

We are a rapidly growing, multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals. We were founded in 1980 by C. David Molina, M.D. as a provider organization serving the Medicaid population through a network of primary care clinics in California. In 1994, we received our health maintenance organization, or HMO, license and began operating as a health plan. Over the past several years, we have taken advantage of attractive expansion opportunities and now operate health plans in California, Washington, Michigan and Utah. Our annual revenue has grown from $135.9 million in 1998 to $644.2 million in 2002, while our net income grew from $2.6 million to $30.5 million over the same period. Our net income has grown at a greater rate than our revenues due to our effective medical management programs and ability to control administrative costs. As of December 31, 2002, we had approximately 489,000 members.

From our inception, we have designed our company to work with government agencies to serve low-income populations. Low-income families and individuals have distinct social and medical needs and are characterized by their cultural, ethnic and linguistic diversity. Our success has been driven by our expertise in working with government programs, experience with low-income members, 22 years of owning and operating primary care clinics, our cultural and linguistic expertise and our focus on operational and administrative efficiency. We believe our proven ability to replicate our disciplined business model in new markets and our ability to customize provider contracts to local conditions position us well for continued growth and success.

Our Industry

Medicaid provides health care coverage to low-income families and individuals and is jointly funded by state and federal governments. Each state establishes its own eligibility standards, benefit packages, payment rates and program administration within federal guidelines. In 2001, Medicaid covered approximately 44.6 million individuals, with 51% of those being children, according to the Kaiser Commission on Medicaid and the Uninsured. The federal Centers for Medicare and Medicaid Services estimates the total health care expenditures for Medicaid and the State Children’s Health Insurance Program was $228.0 billion in 2001 and projects that total outlays will reach $372.9 billion in 2007.

Under traditional Medicaid programs, health care services are made available to low-income individuals in a largely uncoordinated manner. Beneficiaries typically receive minimal preventive care such as immunizations and have limited access to primary care physicians. Treatment is often postponed until medical conditions become more severe, leading to higher utilization of costly emergency room services. In addition, providers are paid on a fee-for-service basis and lack incentives to monitor utilization and control costs. In response, the federal government has expanded the ability of state Medicaid agencies to explore, and, in many cases, mandate the use of managed care for Medicaid beneficiaries. From 1996 to 2001, managed care enrollment among Medicaid beneficiaries increased from approximately 13.3 million to approximately 20.8 million, according to the Centers for Medicare and Medicaid Services. All states in which we operate have mandated Medicaid managed care programs in place.

Our Approach

We have built a successful Medicaid managed care company by integrating those capabilities that we believe have allowed us to compete in our industry. Our approach to managed care is based on the following key attributes:

Experience.    We have significant expertise as a government contractor and a very strong track record of obtaining and renewing contracts. We have served Medicaid beneficiaries as a provider and a health plan for 22 years. In that time we have developed and forged strong relationships with the constituents whom we serve— members, providers and government agencies.

Administrative Efficiency.    We maintain a disciplined focus on business processes and have centralized and standardized various functions and practices across our health plans. As a result, we believe our administrative efficiency is among the best in our industry. In addition, we have designed our administrative and operational infrastructure to be scalable for rapid and cost-effective expansion in new and existing markets.

Proven Expansion Capability.    We have successfully replicated our business model in new markets through the acquisition of health plans, the development of new operations and the transition of members from other plans. The establishment of our health plan in Utah reflected our ability to replicate our business model in new states, while the acquisitions in Michigan and Washington demonstrated our ability to acquire and successfully integrate existing operations.

Flexible Care Delivery Systems.    Our systems for delivery of health care services are diverse and readily adaptable to different markets and changing conditions. We contract with providers that are best suited, based on proximity, culture and experience, to provide services to a low income population. In addition, we operate 21 primary care clinics in California. These clinics require low capital expenditures, minimal startup time and are profitable. Our clinics provide select communities with access to primary care and provide us with insights into physician practice patterns, first hand knowledge of the needs of our members, and a platform to pilot new programs.

Cultural and Linguistic Expertise.    We have significant expertise in developing targeted health care programs for our culturally diverse members. We contract with a broad network of providers who have the capabilities to address the language and cultural needs of our members. We believe we are well-positioned to successfully serve this growing population.

Proven Medical Management.    We believe our experience as a provider has helped us improve medical outcomes for our members and lower costs. We carefully monitor day-to-day medical management in order to provide appropriate care to our members, contain costs and ensure an efficient delivery network. We have also designed and implemented disease management and health education programs that address the particular health care needs of a culturally diverse, low-income population.

Our Strategy

Our objective is to be the leading managed care organization serving low-income families and individuals. To achieve this objective, we intend to:

•	maintain our focus on serving low-income families and individuals,

•	increase our membership through internal growth, development of new plans and acquisitions,

•	maintain our low medical costs, and

•	maximize our operational efficiencies.

Our Company

Molina Healthcare, Inc. was incorporated in California in 1999, as the parent company of our health plan subsidiaries, under the name American Family Care, Inc. We changed our name to Molina Healthcare, Inc. in March of 2000. We intend to reincorporate in Delaware effecting a 40-for-1 stock split before the closing of this offering. Our principal executive offices are located at One Golden Shore Drive, Long Beach, CA 90802, and our telephone number is (562) 435-3666. Our website is located at www.molinahealthcare.com. Information contained on our website or linked to our website is not a part of this prospectus. Our company is the federally registered owner of the Molina service mark and name. All other product names, trademarks, service marks and trade names referred to are the property of their respective owners.

THE OFFERING

Common stock offered	shares
Over-allotment option	shares
Common stock to be outstanding after this offering	shares
Use of proceeds

We intend to use the net proceeds of this offering primarily for repayment of amounts borrowed under our credit facility, selective acquisitions, enrollment initiatives and general corporate purposes, including working capital.

Proposed New York Stock Exchange symbol	MOH

In the table above, the number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 2002. This information excludes:

•	416,680 shares of common stock issuable upon the exercise of vested stock options with a weighted average exercise price of $2.87 per share,

•	341,680 shares of common stock issuable upon the exercise of unvested stock options with a weighted average exercise price of $4.44 per share,

•	1,600,000 shares of common stock reserved for issuance under our stock option plans, and

•	600,000 shares of common stock reserved for issuance under the 2002 Employee Stock Purchase Plan.

The information in this prospectus assumes the following:

•	a 40-for-1 stock split of our outstanding common stock and recapitalization as a result of the exchange in the reincorporation merger to occur prior to the effectiveness of our registration statement with the Securities and Exchange Commission, and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize consolidated financial data for our business. You should read the summary consolidated financial data set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

	Year Ended December 31,
	2000	2001	2002
	(dollars in thousands, except per share data)
Statements of Income Data:
Revenue:
Premium revenue	$324,300	$499,471	$639,295
Other operating revenue	1,971	1,402	2,884
Investment income	3,161	2,982	1,982

Total operating revenue	329,432	503,855	644,161
Expenses:
Medical care costs	264,408	408,410	530,018
Marketing, general and administrative expenses (including a charge for stock option settlements of $7,796 in 2002)	38,701	42,822	61,227
Deprecation and amortization	2,085	2,407	4,112

Total expenses	305,194	453,639	595,357

Operating income	24,238	50,216	48,804

Total other expense, net	(197)	(561)	(405)

Income before income taxes	24,041	49,655	48,399
Provision for income taxes	9,156	19,453	17,891

Income before minority interest	14,885	30,202	30,508
Minority interest	79	(73)	—

Net income	14,964	30,129	30,508

Basic net income per share
Actual	0.75	1.51	1.53
Pro forma (1)	—	—	1.60

Diluted net income per share
Actual	0.73	1.46	1.48
Pro forma (1)	—	—	1.55

Cash dividends declared per share	0.05	—	—

Weighted average number of common shares outstanding	20,000,000	20,000,000	20,000,000

Weighted average number of common shares and potential dilutive common shares outstanding	20,376,000	20,572,000	20,609,000

Operating Statistics:
Medical care ratio (2)	81.0%	81.5%	82.5%
Marketing, general and administrative expense ratio (3)	11.7%	8.5%	9.5%
Members (4)	298,000	405,000	489,000

	As of December 31,
	2000	2001	2002	2002 Pro Forma(1)	2002 Pro Forma As Adjusted(5)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$45,785	$102,750	$139,300	$123,910	$
Total assets	102,012	149,620	204,966	189,576
Long-term debt (including current maturities)	3,448	3,401	3,350	8,350
Total liabilities	67,405	84,861	109,699	114,699
Stockholders’ equity	34,607	64,759	95,267	74,877

(1)	The pro forma basic and diluted net income per share for the year ended December 31, 2002 and the pro forma balance sheet data as of December 31, 2002, give effect to the redemptions of 1,201,174 shares of common stock in January and February 2003 for cash payments of $20,390 and borrowing in March 2003 under the credit facility of $5,000. The pro forma basic and diluted net income per share reflect the redemptions and borrowing as occurring on January 1, 2002, and assume reduced investment income, increased interest expense, and reduced income taxes and net income. The pro forma balance sheet data reflect the redemptions and borrowing as occurring on December 31, 2002. See Note 12 to the Audited Consolidated Financial Statements.
(2)	Medical care ratio represents medical care costs as a percentage of premium and other operating revenue. Other operating revenue includes revenues related to our California clinics and reimbursements under various risks and savings sharing programs. The medical care ratio is a key operating indicator used to measure our performance in delivering efficient and cost effective healthcare services. Changes in the medical care ratio from period to period result from changes in Medicaid funding by the states, our ability to effectively manage costs, and changes in accounting estimates related to incurred but not reported claims. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for further discussion.
(3)	Marketing, general and administrative expense ratio represents such expenses as a percentage of total operating revenue.
(4)	Number of members at end of period.
(5)	The pro forma as adjusted data give effect to the redemptions of shares of common stock and borrowing under the credit facility (see (1) above) and our receipt of the net proceeds from the sale of shares of common stock offered by us at an assumed offering price of $ per share (the mid-point of the range) after deducting estimated underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following factors and other information contained in this prospectus before you decide whether to invest in the shares. If any of the following risks actually occur, the market price of our common stock could decline and you may lose all or part of the money you paid to buy the shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those not presently known to us or that we currently deem immaterial, also may result in decreased revenues, increased expenses or other events which could result in a decline in the price of our common stock.

Risks Related To Our Business

Reductions in Medicaid funding could substantially reduce our profitability.

Substantially all of our revenues come from state Medicaid premiums. The premium rates paid by each state to health plans like ours differ depending on a combination of factors such as upper payment limits established by the state and federal governments, a member’s health status, age, gender, county or region, benefit mix and member eligibility categories. Future Medicaid premium rate levels may be affected by continued government efforts to contain medical costs, or state and federal budgetary constraints. Changes in Medicaid funding could, for example, reduce the number of persons enrolled in or eligible for Medicaid, reduce the amount of reimbursement or payment levels by the governments or increase our administrative or health benefit costs. Additionally, changes could eliminate coverage for certain benefits such as our pharmacy, behavioral health or other benefits. In some cases, changes in funding could be made retroactive. Reductions in Medicaid payments could reduce our profitability if we are unable to reduce our expenses.

If our government contracts or our subcontracts with government contractors are not renewed or are terminated, our business will suffer.

All of our contracts are terminable for cause if we breach a material provision of the contract or violate relevant laws or regulations. Our contracts with the states are subject to cancellation by the state in the event of unavailability of state or federal funding. In some jurisdictions, such cancellation may be immediate and in other jurisdictions a notice period is required. In addition, most contracts are terminable without cause. Most contracts are for a specified period and are subject to non-renewal. For example, in California, we contract with Health Net, Inc. for Los Angeles County. Health Net’s contract for Los Angeles County will terminate in 2004 unless Health Net prevails in a competitive bidding process for the contract. If Health Net does not prevail in the bidding process or Health Net’s contract for Los Angeles County is terminated prior to 2004 with or without cause, or our subcontract with Health Net is terminated, we could lose all of our Los Angeles County Medi-Cal business, unless we make alternative arrangements. Absent earlier termination with or without cause, our Medi-Cal contracts for San Bernardino and Riverside Counties will also terminate in 2004, unless they are renewed. In Washington, our Healthy Options contract will expire in December 2003, if not renewed. In Utah, our contract expires in June 2004. Our other contracts are also eligible for termination or renewal through annual competitive bids. We may face increased competition as other plans attempt to enter our markets through the contracting process. If we are unable to renew, successfully rebid or compete for any of our government contracts, or if any of our contracts are terminated, our business will suffer.

If we were unable to effectively manage medical costs, our profitability would be reduced.

Our profitability depends, to a significant degree, on our ability to predict and effectively manage medical costs. Historically, our medical care costs as a percentage of premium and other operating revenue have fluctuated. Relatively small changes in these medical care ratios can create significant changes in our financial results. Changes in health care laws, regulations and practices, level of use of health care services, hospital costs, pharmaceutical costs, major epidemics, terrorism or bioterrorism, new medical technologies and other external factors, including general economic conditions such as inflation levels, could reduce our ability to predict and effectively control the costs of providing health care services. Although we have been able to manage medical care costs through a variety of techniques, including various payment methods to primary care physicians and other providers, advance approval for hospital services and referral requirements, medical management and quality management programs, our information systems, and reinsurance arrangements, we may not be able to continue to effectively manage medical care costs in the future. If our medical care costs increase, our profits could be reduced or we may not remain profitable.

A failure to accurately estimate incurred but not reported medical care costs may hamper our operations.

Our medical care costs include estimates of claims incurred but not reported. We, together with our independent actuaries, estimate our medical claims liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. The estimation methods and the resulting reserves are continually reviewed and updated, and adjustments, if necessary, are reflected in the period known. While our estimates of claims incurred but not reported have been adequate in the past, they may be inadequate in the future, which would negatively affect our results of operations. Further, our inability to accurately estimate claims incurred but not reported may also affect our ability to take timely corrective actions, further exacerbating the extent of the negative impact on our results. If we estimate claims incurred but not reported too conservatively, we understate our profits, which could result in inaccurate disclosure to the public in our periodic reports.

We are subject to extensive government regulation. Any changes to the laws and regulations governing our business, or the interpretation and enforcement of those laws or regulations, could cause us to modify our operations and could negatively impact our operating results.

Our business is extensively regulated by the federal government and the states in which we operate. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers rather than stockholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations along with the terms of our government contracts regulate how we do business, what services we offer, and how we interact with members and the public. These laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or regulations could reduce our profitability by:

•	imposing additional capital requirements,

•	increasing our liability,

•	increasing our administrative and other costs,

•	increasing or decreasing mandated benefits,

•	forcing us to restructure our relationships with providers, or

•	requiring us to implement additional or different programs and systems.

For example, Congress enacted the Health Insurance Portability and Accountability Act of 1996 which mandates that health plans enhance privacy protections for member protected health information. This requires health plans to add, at significant cost, new administrative, information and security systems to prevent inappropriate release of protected member health information. Compliance with this law is uncertain and has and will continue to affect our profitability. Similarly, individual states periodically consider adding operational requirements applicable to health plans, often without identifying funding for these requirements. California recently required all health plans to make available to members independent medical review of their claims. This requirement is costly to implement and could affect our profitability.

We are subject to various routine and non-routine governmental reviews, audits and investigation. Violation of the laws governing our operations, or changes in interpretations of those laws, could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide managed care services, the suspension or revocation of our licenses, and exclusion from participation in government sponsored health programs, including Medicaid and the State Children’s Health Insurance Program. If we become subject to material fines or if other sanctions or other corrective actions were imposed upon us, we might suffer a substantial reduction in profitability, and might also lose one or more of our government contracts and as a result lose significant numbers of members and amounts of revenue. In 1998, one of our health plans sent letters to certain plan members notifying them of a pending program change and the need to reselect their current primary care physician if they intended to stay with that physician. The state regulatory agency contended that the letters violated state and federal marketing laws and the health plan’s government contract. Our health plan agreed to pay a $6,000 penalty as well as a limited suspension of enrollment and marketing activities for sixty days. Later, the Office of Inspector General asserted jurisdiction over the matter, and the health plan agreed to pay an additional $600,000 penalty.

Our business depends on our information systems, and our inability to effectively integrate, manage and keep secure our information systems could disrupt our operations.

Our business is dependent on effective and secure information systems that assist us in, among other things, monitoring utilization and other cost factors, supporting our health care management techniques, processing provider claims and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information. If we experience a reduction in the performance, reliability or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely affected. In addition, our information system software is leased from a third party. If the owner of the software were to become insolvent and fail to support the software, our operations could be negatively affected.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Moreover, our acquisition activity requires transitions to or from, and the integration of, various information systems. We regularly upgrade and expand our information systems capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly implement, maintain or expand our system, we could suffer from, among other things, operational disruptions, loss of members, difficulty in attracting new members, regulatory problems and increases in administrative expenses.

Our business requires the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and client data stored in our information systems. Anyone who circumvents our security measures could misappropriate our confidential information or cause interruptions in services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses or software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses theoretically could be introduced into our systems, or those of our providers or regulators, which could disrupt our operations, or make our systems inaccessible to our providers or regulators. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our business operations would be negatively impacted by cancellation of contracts and loss of members if they are not prevented.

Difficulties in executing our acquisition strategy could adversely affect our business.

The acquisitions of Medicaid contract rights and other health plans have accounted for a significant amount of our growth. Although we cannot predict with certainty our rate of growth as the result of acquisitions, we believe that acquisitions similar in nature to those we have historically executed will be important to our future growth strategy. Many of the other potential purchasers of these assets have greater financial resources than we have. Also, many of the sellers may insist on selling assets that we do not want, such as commercial lines of business, or may insist on transferring their liabilities to us as part of the sale of their companies or assets. Even if we identify suitable targets, we may be unable to complete acquisitions on terms favorable to us or obtain the necessary financing for these acquisitions. Further, to the extent we complete acquisitions, we may be unable to realize the anticipated benefits from acquisitions because of operational factors or difficulty in integrating the acquisition with the existing business. This may include the integration of:

•	additional employees who are not familiar with our operations,

•	new provider networks, which may operate on terms different from our existing networks,

•	additional members, who may decide to transfer to other health care providers or health plans,

•	disparate information, claims processing and record keeping systems, and

•	accounting policies, including those which require judgmental and complex estimation processes, such as estimates of claims incurred but not reported, accounting for goodwill, intangible assets, stock-based compensation and income tax matters.

Also, we are generally required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not already operate, we would be required to obtain the necessary licenses to operate in that state. In addition, although we may already operate in a state in which we acquire a new business, we will be required to obtain regulatory approval if, as a result of the acquisition, we will operate in an area of the state in which we did not operate previously. We may be unable to comply with these regulatory requirements for an acquisition in a timely manner, or at all. For all of the above reasons, we may not be able to sustain our pattern of growth.

Ineffective management of our growth may negatively affect our results of operations, financial condition and business.

Depending on acquisition and other opportunities, we expect to continue to grow our membership and to expand into other markets. In 1998, we had total revenue of $135.9 million. In 2002, we had total revenue of $644.2 million. Continued rapid growth could place a significant strain on our management and on other resources. Our ability to manage our growth may depend on our ability to strengthen our management team and attract, train and retain skilled employees, and our ability to implement and improve operational, financial and management information systems on a timely basis. If we are unable to manage our growth effectively, our financial condition and results of operations could be materially and adversely affected. In addition, due to the initial substantial costs related to acquisitions, rapid growth could adversely affect our short-term profitability and liquidity.

We are subject to competition which negatively impacts our ability to increase penetration in the markets we serve.

We operate in a highly competitive environment and in an industry that is currently subject to significant changes from business consolidations, new strategic alliances, and aggressive marketing practices by other managed care organizations. We compete for members principally on the basis of size, location and quality of provider network, benefits supplied, quality of service and reputation. A number of these competitive elements are partially dependent upon and can be positively affected by financial resources available to a health plan. Many other organizations with which we compete have substantially greater financial and other resources than we do. For these reasons, we may be unable to grow our membership.

Restrictions and covenants in our new credit facility may limit our ability to take actions.

We secured a $75.0 million credit facility which we plan to use for general corporate purposes, acquisitions and to finance the purchase of approximately $20.0 million in common stock by our contemplated employee stock ownership plan from certain of our stockholders, including a trust, the remainder beneficiaries of which include directors and executive officers. Our credit facility documents contain customary restrictions and covenants that may restrict our financial and operating flexibility, including our ability to declare dividends.

We are dependent on our executive officers and other key employees.

Our operations are highly dependent on the efforts of our President and Chief Executive Officer and our Executive Vice Presidents, all of whom have entered into employment agreements with us. These employment agreements may not provide sufficient incentives for those employees to continue their employment with us. While we believe that we could find replacements, the loss of their leadership, knowledge and experience could negatively impact our operations. Replacing many of our executive officers might be difficult or take an extended period of time because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience necessary to operate and expand successfully a business such as ours. Our success is also dependent on our ability to hire and retain qualified management, technical and medical personnel. We may be unsuccessful in recruiting and retaining such personnel which could negatively impact our operations.

Claims relating to medical malpractice and other litigation could cause us to incur significant expenses.

Our providers involved in medical care decisions may be exposed to the risk of medical malpractice claims. Providers at the primary care clinics we operate in California are employees of our California subsidiary. As a direct employer of physicians and ancillary medical personnel and as an operator of primary care clinics, our subsidiary may experience increased exposure to liability for acts or omissions by our employees and for acts or injuries occurring on our premises. We maintain errors and omissions insurance in the amount of $5 million per occurrence and in aggregate for each policy year, medical malpractice insurance for our clinics in the amount of $5 million per occurrence and an annual aggregate limit of $10 million, and such other lines of coverage as we believe are reasonable in light of our experience to date. However, this insurance may not be sufficient or available at a reasonable cost to protect us from damage awards or other liabilities. Even if any claims brought against us were unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly, and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

In addition, claimants often sue managed care organizations for improper denials or delay of care. Also, Congress, as well as several states, are considering legislation that would permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. If this or similar legislation were enacted, claims of this nature could result in substantial damage awards against us and our providers that could exceed the limits of any applicable medical malpractice insurance coverage. Successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability.

The results of our operations could be negatively impacted by both upturns and downturns in general economic conditions.

The number of persons eligible to receive Medicaid benefits has historically increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. However, during such economic downturns, state and federal budgets could decrease, causing states to attempt to cut health care programs, benefits and rates. If federal or state funding were decreased while our membership was increasing, our results of operations would be negatively affected. Conversely, the number of persons eligible to receive Medicaid benefits may grow more slowly or even decline if economic conditions improve. Therefore, improvements in general economic conditions may cause our membership levels and profitability to decrease, which could lead to decreases in our operating income and stock price.

If state regulators do not approve payments of dividends and distributions by our affiliates to us, it may negatively affect our business strategy.

We principally operate through our health plan subsidiaries. These subsidiaries are subject to laws and regulations that limit the amount of dividends and distributions that they can pay to us without prior approval of, or notification to, state regulators. If the regulators were to deny or significantly restrict our subsidiaries’ requests to pay dividends to us, the funds available to our company as a whole would be limited, which could harm our ability to implement our business strategy.

Risks Associated With This Offering

There has been no public market, and it is possible that no trading market will develop or be maintained, for our common stock, and you may not be able to resell shares of our common stock for an amount equal to or more than your purchase price.

Prior to this offering there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become, or whether it will be maintained. The initial public offering price will be determined by negotiation between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. If an active trading market fails to develop or be maintained you may be unable to sell the shares of common stock purchased in this offering at an acceptable price or at all.

Volatility of our stock price could adversely affect stockholders.

The market price of our common stock could fluctuate significantly as a result of:

•	state and federal budget decreases,

•	adverse publicity regarding health maintenance organizations and other managed care organizations,

•	government action regarding eligibility,

•	changes in government payment levels,

•	changes in state mandatory programs,

•	changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts,

•	announcements relating to our business or the business of our competitors,

•	conditions generally affecting the managed care industry or our provider networks,

•	the success of our operating or acquisition strategy,

•	the operating and stock price performance of other comparable companies,

•	the termination of our Medicaid or State Children’s Health Insurance Program contracts with state or county agencies, or subcontracts with other Medicaid managed care organizations that contract with such state or county agencies,

•	regulatory or legislative change, and

•	general economic conditions, including inflation and unemployment rates.

Investors may not be able to resell their shares of our common stock following periods of volatility because of the market’s adverse reaction to such volatility. In addition, the stock market in general has been highly volatile recently. During this period of market volatility, the stocks of health care companies also have been highly volatile and have recorded lows well below their historical highs. Our stock may not trade at the same levels as the stock of other health care companies and the market in general may not sustain its current prices.

You will experience immediate and significant dilution in the book value per share and will experience further dilution with the future exercise of stock options.

If you purchase common stock in this offering, you will incur immediate dilution, which means that:

•	you will pay a price per share that exceeds by $ the per share net tangible book value of our assets immediately following the offering (on a pro forma as adjusted basis as of December 31, 2002), after giving effect to the redemptions of 1,201,174 shares of common stock for approximately $20.4 million in January and February 2003, as if the redemptions had occurred on December 31, 2002, and

•	the investors in the offering will have contributed % of the total amount to fund us but will own only % of our outstanding shares of our common stock.

As of December 31, 2002, we had outstanding options to purchase 758,360 shares of our common stock, of which 416,680 were vested. All previously unvested options will vest upon the closing of this offering. From time to time, we may issue additional options to employees and non-employee directors pursuant to our equity incentive plans. These options generally vest commencing one year from the date of grant and continue vesting over a three to five year period. Once these options vest, you will experience further dilution as these stock options are exercised by their holders.

Future sales, or the availability for sale, of our common stock may cause our stock price to decline.

In connection with this offering, we, along with our officers, directors, stockholders and optionholders, will have agreed prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any shares of common stock for 180 days after the date of this prospectus without the underwriters’ consent. However, the underwriters may release these shares from these restrictions at any time. In evaluating whether to grant such a request, the underwriters may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.

Based on shares outstanding as of December 31, 2002, a total of                    shares of common stock may be sold in the public market by existing stockholders 181 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. See “Shares Eligible for Future Sale” below for a more detailed description of the restrictions on selling shares of our common stock after this offering.

Our directors and officers and members of the Molina family will own a majority of our capital stock, decreasing your influence on stockholder decisions.

Upon completion of this offering, our executive officers and directors will, in the aggregate, beneficially own approximately      % of our capital stock. Members of the Molina family (some of whom are also officers or directors) will, in the aggregate, beneficially own approximately      % of our capital stock, either directly or in trusts of which members of the Molina family are trustees, beneficiaries or both. As a result, Molina family members, acting themselves or together with our officers and directors, will have the ability to influence our management and affairs and the outcome of matters submitted to stockholders for approval, including the election and removal of directors, amendments to our charter and any merger, consolidation or sale of all or substantially all of our assets.

It may be difficult for a third party to acquire our company, which could inhibit stockholders from realizing a premium on their stock price.

We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Delaware corporations from engaging in business combinations with any stockholder, including all affiliates and associates of the stockholder, who owns 15.0% or more of the corporation’s outstanding voting stock, for three years following the date that the stockholder acquired 15.0% or more of the corporation’s voting stock unless specified conditions are met, as further described in “Description of Capital Stock.”

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or preventing a change in control of our company that stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	a staggered board of directors, so that it would take three successive annual meetings to replace all directors,

•	prohibition of stockholder action by written consent, and

•	advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

In addition, changes of control are often subject to state regulatory notification, and in some cases, prior approval.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are often accompanied by words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “goal,” “may,” “will,” and similar expressions. These statements include, without limitation, statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions and investments and the adequacy of our available cash resources. These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

Actual results may differ from projections or estimates due to a variety of important factors. Our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing health benefits and other operating expenses. A variety of factors, including competition, changes in health care practices, changes in federal or state laws and regulations or their interpretations, inflation, provider contract changes, new technologies, government-imposed surcharges, taxes or assessments, reduction in provider payments by governmental payors, major epidemics, disasters and numerous other factors affecting the delivery and cost of health care, such as major health care providers’ inability to maintain their operations, may in the future affect our ability to control our medical costs and other operating expenses. Governmental action or business conditions could result in premium revenues not increasing to offset any increase in medical costs and other operating expenses. Once set, premiums are generally fixed for one year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. The expiration, cancellation or suspension of our HMO contracts by the federal and state governments would also negatively impact us.

Due to these factors and risks, no assurance can be given with respect to our future premium levels or our ability to control our future medical costs.

From time to time, legislative and regulatory proposals have been made at the federal and state government levels related to the health care system, including but not limited to limitations on managed care organizations (including benefit mandates) and reform of the Medicaid program. Such legislative and regulatory action could have the effect of reducing the premiums paid to us by governmental programs or increasing our medical costs. We are unable to predict the specific content of any future legislation, action or regulation that may be enacted or when any such future legislation or regulation will be adopted. Therefore, we cannot predict accurately the effect of such future legislation, action or regulation on our business.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the shares of common stock in this offering of $            million, assuming an initial public offering price of $            per share (the midpoint of the range) and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be $        million.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate future access to public debt and equity markets. As of the date of this prospectus, we have no specific plans to use the net proceeds from this offering other than as set forth below:

•	repay amounts borrowed under our credit facility,

•	pursue selective acquisitions of health plans and contracts for government sponsored health programs in existing and new markets,

•	increase our enrollment in existing markets through enrollment initiatives, and

•	general corporate purposes, including working capital.

We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, management will have broad discretion over the use of the proceeds from this offering. Pending any such uses, we intend to invest the net proceeds in interest bearing securities.

Borrowings from our $75.0 million credit facility will be used for acquisitions, enrollment initiatives and general corporate purposes. In March 2003, we borrowed $5.0 million under the credit facility. In addition, we anticipate that approximately $20 million of the credit facility will be used to finance the purchase of common stock by our contemplated employee stock ownership plan. The principal amounts borrowed under the credit facility will be due in three years. The interest rate per annum will be (a) LIBOR plus a margin between 225 and 275 basis points or (b) the higher of (i) Bank of America prime or (ii) the federal funds rate plus 0.50%, plus a margin between 125 and 175 basis points. The interest rate margins will be reduced if the proceeds of this offering are in excess of $50 million.

In January and February 2003, we redeemed 1,201,174 shares of our common stock at $16.98 per share from Janet M. Watt, Josephine M. Battiste, the Mary R. Molina Living Trust, the Mary Martha Molina Trust (1995), the Janet M. Watt Trust (1995) and the Josephine M. Molina Trust (1995). These stockholders held a combined interest of 40.0% prior to the redemption, which was reduced to 36.2%. The total cash payment of $20,390,000 was made from available cash reserves. The remainder beneficiaries of the Mary R. Molina Living Trust are J. Mario Molina, M.D., John C. Molina, J.D., M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste.

DIVIDEND POLICY

We have in the past declared and paid cash dividends on our common stock. There were no dividends declared in 2002, 2001, 1999 or 1998. Dividends in the amount at $1,000,000 were declared in 2000. We currently anticipate that we will retain any future earnings for the development and operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

Our ability to pay dividends is dependent on cash dividends from our subsidiaries. Laws of the states in which we operate or may operate, as well as requirements of the government sponsored health programs in which we participate, limit the ability of our subsidiaries to pay dividends to us. In addition, the terms of our credit facility limit our ability to pay dividends.

CAPITALIZATION

The following table shows our cash, cash equivalents and capitalization, as of December 31, 2002:

•	on an actual basis, unadjusted for any exercise of outstanding options to purchase common stock that were vested at December 31, 2002 and options that would be vested at the closing of the offering,

•	on a pro forma basis, giving effect to the redemptions from certain of our stockholders of approximately $20.4 million of our common stock in January and February 2003 using our cash reserves and borrowing of $5.0 million in March 2003 under our credit facility, and

•	on a pro forma as adjusted basis to reflect the common stock redemptions and borrowing and the issuance and sale of shares of common stock by us in this offering at an assumed initial offering price of $ per share less estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	December 31, 2002
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands, except per share data)
Cash and cash equivalents	$139,300	$123,910

Long-term debt (including current maturities)	3,350	8,350

Stockholders’ equity:
Common stock, $0.001 par value; 80,000,000 shares authorized; issued and outstanding: 20,000,000 shares—actual; 18,798,826 shares—pro forma; shares—pro forma, as adjusted	5	5
Preferred stock, $0.001 par value; 20,000,000 shares authorized; no shares issued and outstanding, actual or as adjusted	—	—
Retained earnings	95,262	74,872

Total stockholders’ equity	95,267	74,877

Total capitalization	98,617	83,227

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock after giving effect to this offering.

Our net tangible book value as of December 31, 2002 was $89.2 million or $4.46 per share of common stock. Net tangible book value per share is determined by dividing net tangible book value, which is our tangible assets less total liabilities, by the number of shares of common stock outstanding. Our pro forma net tangible book value as of December 31, 2002 was $68.8 million or $3.66 per share of common stock, excluding the effect of the exercise of options to purchase shares of common stock that were vested as of December 31, 2002, and giving effect to the redemptions from certain of our stockholders of approximately $20.4 million of our common stock using cash reserves in January and February 2003 as if the redemptions occurred on December 31, 2002. Assuming the sale of                  shares of common stock in this offering at an assumed initial public offering price of $            per share, our pro forma as adjusted net tangible book value as of December 31, 2002 would have been $            million, or $            per share of common stock. This represents an immediate increase in the pro forma as adjusted net tangible book value of $            per share to our existing stockholders and an immediate dilution in the pro forma as adjusted net tangible book value of $            per share to new investors purchasing shares in this offering.

Dilution per share represents the difference between the price per share to be paid by new investors and the pro forma as adjusted net tangible book value per share immediately after this offering. The following table illustrates this dilution on a per share basis.

Assumed initial public offering price per share	$

Pro forma net tangible book value per share as of December 31, 2002		$3.66
Increase per share attributable to this offering	$

Pro forma as adjusted net tangible book value per share after this offering	$

Dilution per share to new investors	$

The following table sets forth, on a pro forma as adjusted basis to reflect the adjustments described above, as of December 31, 2002, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $            per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration
	Amount	Percent	Amount	Percent
Existing Stockholders		%	$	%

New Investors		%	$	%

Total		100%		$100%

As of December 31, 2002, we had outstanding options to purchase 758,360 shares of common stock with a weighted average exercise price of $3.57 per share, of which 416,680 were vested. All previously unvested options will become fully vested upon the closing of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated financial data for the five years ended December 31, 2002 from our audited consolidated financial statements. You should read the data in conjunction with our consolidated financial statements, related notes, and other financial information included herein.

	Year Ended December 31,
	1998	1999	2000(1)	2001(1)	2002(1)
	(dollars in thousands, except per share data)
Statements of Income Data:
Revenue:
Premium revenue	$132,606	$181,929	$324,300	$499,471	$639,295
Other operating revenue	2,422	2,358	1,971	1,402	2,884
Investment income	863	1,473	3,161	2,982	1,982

Total operating revenue	135,891	185,760	329,432	503,855	644,161
Expenses:
Medical care costs	116,149	148,138	264,408	408,410	530,018
Marketing, general and administrative expenses (including a charge for stock option settlements of $7,796 in 2002)	12,708	18,511	38,701	42,822	61,227
Depreciation and amortization	1,333	1,625	2,085	2,407	4,112

Total expenses	130,190	168,274	305,194	453,639	595,357

Operating income	5,701	17,486	24,238	50,216	48,804
Total other expense, net	(1,051)	(1,190)	(197)	(561)	(405)

Income before income taxes	4,650	16,296	24,041	49,655	48,399
Provision for income taxes	2,157	6,576	9,156	19,453	17,891

Income before minority interest	2,493	9,720	14,885	30,202	30,508
Minority interest	68	(267)	(79)	(73)	—

Net income	2,561	9,453	14,964	30,129	30,508

Basic net income per share
Actual	0.13	0.47	0.75	1.51	1.53
Pro forma (2)	—	—	—	—	1.60

Diluted net income per share
Actual	0.13	0.47	0.73	1.46	1.48
Pro forma (2)	—	—	—	—	1.55

Cash dividends declared per share	—	—	0.05	—	—

Weighted average number of common shares outstanding	20,000,000	20,000,000	20,000,000	20,000,000	20,000,000

Weighted average number of common shares and potential dilutive common shares outstanding (3)	20,000,000	20,173,000	20,376,000	20,572,000	20,609,000

Operating Statistics:
Medical care ratio (4)	86.0%	80.4%	81.0%	81.5%	82.5%
Marketing, general and administrative expense ratio (5)	9.4%	10.0%	11.7%	8.5%	9.5%
Members (6)	162,000	199,000	298,000	405,000	489,000

	As of December 31,
	1998	1999(1)	2000(1)	2001(1)	2002(1)	2002 Pro Forma(2)	2002 Pro Forma As Adjusted(7)
	(dollars in thousands, except per share data)
Balance Sheet Data:
Cash and cash equivalents	$6,251	$26,120	$45,785	$102,750	$139,300	$123,910	$
Total assets	38,223	101,636	102,012	149,620	204,966	189,576
Long-term debt (including current maturities)	57	17,296	3,448	3,401	3,350	8,350
Total liabilities	27,028	80,991	67,405	84,861	109,699	114,699
Stockholders’ equity	11,195	20,645	34,607	64,759	95,267	74,877

(1)	The balance sheet and operating results of the Washington health plan have been included in the consolidated balance sheet as of December 31, 1999, the date of acquisition, and in each of the consolidated statements of income for periods thereafter.
(2)	The pro forma basic and diluted net income per share for the year ended December 31, 2002 and the pro forma balance sheet data as of December 31, 2002, give effect to the redemptions of 1,201,174 shares of common stock in January and February 2003 for cash payments of $20,390 and borrowing in March 2003 under the credit facility of $5,000. The pro forma basic and diluted net income per share reflect the redemptions and borrowing as occurring on January 1, 2002, and assume reduced investment income, increased interest expense, and reduced income taxes and net income. The pro forma balance sheet data reflect the redemptions and borrowing as occurring on December 31, 2002. See Note 12 to the Audited Consolidated Financial Statements.
(3)	The weighted average number of common shares and potential dilutive common shares outstanding for 1999 and prior has been adjusted to reflect a share exchange in 1999 in which each share of Molina Healthcare of California (formerly Molina Medical Centers) was exchanged for 5,000 shares of Molina Healthcare, Inc. (formerly American Family Care, Inc.), and Molina Healthcare, Inc. became the parent company.
(4)	Medical care ratio represents medical care costs as a percentage of premium and other operating revenue. Other operating revenue includes revenues related to our California clinics and reimbursements under various risks and savings sharing programs. The medical care ratio is a key operating indicator used to measure our performance in delivering efficient and cost effective healthcare services. Changes in the medical care ratio from period to period result from changes in Medicaid funding by the states, our ability to effectively manage costs, and changes in accounting estimates related to incurred but not reported claims. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for further discussion.
(5)	Marketing, general and administrative expense ratio represents such expenses as a percentage of total operating revenue.
(6)	Number of members at end of period.
(7)	The pro forma as adjusted data give effect to the redemptions of shares of common stock and borrowing under the credit facility (see (2) above) and our receipt of the net proceeds from the sale of shares of common stock offered by us at an assumed offering price of $ per share (the mid-point of the range) after deducting estimated underwriting discounts and commissions and estimated offering expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial Data” and the accompanying consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. The following discussion contains forward-looking statements based upon current expectations and related to future events and our future financial performance that involve risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors,” “Forward-Looking Statements” and “Business” and elsewhere in this prospectus.

Overview

We are a multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals. Our objective is to become the leading managed care organization in the United States focused primarily on serving people who receive health care benefits through state-sponsored programs for low income populations.

The following outlines significant milestone events for our company:

1980-1983	We opened three primary care clinics in Long Beach, California, providing health care to Medicaid beneficiaries.

1985	We obtained a contract to provide managed care services on a risk-sharing basis with the state of California.

1989	We purchased nine primary care clinics in California.

1994	We obtained an HMO license in California and were awarded a contract to participate in the state’s managed care program for Sacramento County.

1995

We successfully negotiated Medicaid contracts for the counties with three of the largest Medicaid populations in California — San Bernardino, Riverside and Los Angeles (as a subcontractor to Health Net, Inc.).

1997	We established operations in Utah.

1997-1999	We acquired a minority interest in the predecessor companies to our Michigan health plan in 1997. In 1999, we acquired a controlling interest in that plan.

1999	We acquired our Washington health plan, giving us an additional 60,000 members.

2002	Our enrollment reached 489,000 members at December 31, 2002.

We generate revenues primarily from premiums we receive from the states in which we operate. In 2002 we received approximately 94% of our premium revenue as a fixed amount per member per month, or PMPM, pursuant to our contracts with state Medicaid agencies and other managed care organizations with which we operate as a subcontractor. These are recognized as premium revenue in the month members are entitled to receive health care services. We also received approximately 6% of our premium revenue from the Medicaid programs in Washington, Michigan and Utah for newborn deliveries, or birth income, on a per case basis which are recorded in the month the deliveries occur. Premium revenue is fixed in advance of the periods covered and is not subject to significant accounting estimates. Premium rates are periodically adjusted by the Medicaid programs.

Membership growth has been the primary reason for our increasing revenues. We have increased our membership through both internal growth and acquisitions. The following table sets forth the approximate number of members in each of our service areas in the periods presented.

	As of December 31,
Market	2000	2001	2002
California	184,000	229,000	253,000
Michigan	22,000	26,000	33,000
Utah	13,000	16,000	42,000
Washington	79,000	134,000	161,000

Total	298,000	405,000	489,000

Other operating revenue primarily includes fee-for-service revenue generated by our clinics in California and savings sharing revenues in California and Michigan where we receive additional incentive payments from the states if inpatient medical costs are less than prescribed amounts.

Our operating expenses include expenses related to medical care services and marketing, general and administrative, or MG&A, costs. Our results of operations depend on our ability to effectively manage expenses related to health benefits and accurately predict costs incurred.

Expenses related to medical care services include two components: direct medical expenses and medically related administrative costs. Direct medical expenses include payments to physicians, hospitals and providers of ancillary medical services, such as pharmacy, laboratory and radiology services. Medically related administrative costs include expenses relating to health education, quality assurance, case management, disease management, 24 hour on-call nurses, member services and compliance. In general primary care physicians are paid on a capitation basis (a fixed amount per member per month regardless of actual utilization of medical services), while specialists and hospitals are paid on a fee-for-service basis. For the year ended December 31, 2002, approximately 74% of our direct medical expenses were related to fees paid to providers on a fee-for-service basis with the balance paid on a capitation basis. Physician providers not paid on a capitated basis are paid on a fee schedule set by the state or our contracts with our providers. We pay hospitals in a variety of ways, including fee-for-service, per diems, diagnostic related groups and case rates.

Capitation payments are fixed in advance of periods covered and are not subject to significant accounting estimates. These payments are expensed in the period the providers are obligated to provide services. Fee-for-service payments are expensed in the period services are provided to our members. Medical care costs include actual historical claims experience and estimates of medical expenses incurred but not reported, or IBNR. Monthly, we estimate our IBNR based on a number of factors, including prior claims experience, inpatient hospital utilization data and prior authorization of medical services. As part of this review, we also consider estimates of amounts to cover uncertainties related to fluctuations in provider billing patterns, claims payment patterns, membership and medical cost trends. These estimates are adjusted monthly as more information becomes available. We use the service of independent actuaries to review our estimates monthly and certify them quarterly. We believe our process for estimating IBNR is adequate, but there can be no assurance that medical care costs will not exceed such estimates.

MG&A costs are largely comprised of wage and benefit costs related to our employee base and other administrative expenses. Some of these services are provided locally, while others are delivered to our health plans from a centralized location. The major centralized functions are claims processing, information systems, finance and accounting and legal and regulatory. Locally provided functions include marketing, plan administration and provider relations. Included in MG&A expenses are premium taxes for the Washington health plan as the state of Washington assesses taxes based on premium revenue rather than income.

Results of Operations

The following table sets forth selected operating ratios. All ratios with the exception of the medical care ratio are shown as a percentage of total operating revenue. The medical care ratio is shown as a percentage of premium and other operating revenue because there is a direct relationship between the premiums and other operating revenue earned and the cost of health care.

	Year Ended December 31,
	2000	2001	2002
Premium revenue	98.4%	99.1%	99.2%
Other operating revenue	0.6%	0.3%	0.5%
Investment income	1.0%	0.6%	0.3%

Total operating revenue	100.0%	100.0%	100.0%

Medical care ratio	81.0%	81.5%	82.5%
Marketing, general and administrative expenses	11.7%	8.5%	9.5%
Operating income	7.4%	10.0%	7.6%
Net income	4.5%	6.0%	4.7%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Premium Revenue

Premium revenue increased 28.0% or $139.8 million to $639.3 million in 2002 from $499.5 million in 2001, due to internal and acquisition-related membership growth, premium rate increases and changes in our Utah Medicaid contract. Approximately $115.7 million of the increase was due to membership growth, which increased 20.7% from 405,000 at December 31, 2001 to 489,000 at December 31, 2002. Of this increase, approximately 14,000 members were added through an acquisition by our Washington health plan effective July 1, 2002. Our health plans also received average annual rate increases of 3.2% which increased premium revenue by approximately $15.8 million in 2002. A revision in the Utah health plan contract effective July 1, 2002 resulted in approximately $8.3 million in additional revenues during the six month period ended December 31, 2002 as compared to 2001.

Other Operating Revenue

Other operating revenue increased 105.7% or $1.5 million to $2.9 million in 2002 from $1.4 million in 2001, primarily due to favorable settlements under savings sharing programs. During 2002, the Michigan and California HMOs received $1.2 million in savings sharing incentives for prior contract periods, which were in excess of amounts previously estimated.

Investment Income

Investment income primarily includes interest and dividend income. Investment income decreased 33.5% or $1.0 million to $2.0 million in 2002 from $3.0 million in 2001 due to lower investment yields, which was partially offset by an increase in the amount of funds invested.

Medical Care Costs

Medical care costs increased 29.8% or $121.6 million to $530.0 million in 2002 from $408.4 million in 2001. The medical care ratio for 2002 increased to 82.5% from 81.5% in 2001. The increase was attributed to higher inpatient costs in Michigan and specialty costs in California. Increased specialty costs primarily relate to emergency room visits and outpatient surgeries. The increased costs were partially offset by premium rate increases and additional revenues under the revised Utah Medicaid contract effective July 1, 2002.

Marketing, General and Administrative Expenses

MG&A expenses increased 43.0% or $18.4 million to $61.2 million in 2002 from $42.8 million in 2001. $9.5 million of the increase was due to increased personnel costs required to support our membership growth. Our employees, measured as full-time equivalents, increased from approximately 713 at December 31, 2001 to approximately 830 at December 31, 2002. Additionally during 2002, we agreed to acquire fully vested options to purchase 735,200 shares of our common stock from two executives for total cash payments of $8.7 million. The cash settlements resulted in a fourth quarter 2002 compensation charge of $7.8 million ($4.9 million net of tax effect). See Note 9 to the Consolidated Financial Statements. Premium taxes and regulatory fees also increased by $1.6 million in 2002 as compared to 2001 due to membership growth in the Washington health plan which pays premium taxes on revenue in lieu of state income taxes. Excluding the charge for stock option settlements, our MG&A expense ratio decreased to 8.3% for 2002, from 8.5% in 2001, due to higher total operating revenue in 2002.

Depreciation and Amortization

Depreciation and amortization expense increased 70.8% or $1.7 million to $4.1 million in 2002 from $2.4 million in 2001. During 2002, the Washington and California health plans recorded amortization expense related to intangible assets that were acquired through the assignment of Medicaid contracts in July 2002 and December 2001, respectively. These assets are amortized over the related contract terms (including renewal periods), not exceeding 18 months. Total amortization expense was $2.0 million in 2002 as compared to $0.4 million in 2001. Increased capital expenditures in computers and equipment accounted for the remaining increase.

Provision for Income Taxes

Income taxes totaled $17.9 million in 2002, resulting in an effective tax rate of 37.0%, as compared to $19.5 million in 2001, or an effective tax rate of 39.2%. The lower rate in 2002 was due to increased earnings generated from our Washington health plan which does not pay state income taxes and $0.4 million in additional California tax credits.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premium Revenue

Premium revenue increased 54.0% or $175.2 million to $499.5 million in 2001 from $324.3 million in 2000. Approximately $152.8 million of the increase (including $18.6 million in additional birth income) was attributed to membership growth of 35.9% to 405,000 members at December 31, 2001 from 298,000 members at the same date of the prior year. Membership grew in all of our plans during this period, but the increases were most significant in Washington and California, where membership grew 69.6% and 24.5%, respectively. Membership growth in Washington also contributed to increased consolidated revenues due to the fact that average premiums are higher in Washington than in California at $137 and $89 per member per month, respectively, in 2001. The remaining increase was attributed to $7.9 million in additional revenue due to increased services offered by the Michigan health plan in 2001 and $14.5 million in premium rate increases, which averaged 4.5% during 2001.

Other Operating Revenue

Other operating revenue decreased 28.9% to $1.4 million in 2001 from $2.0 million in 2000, primarily due to lower fee-for-service revenue from our California clinics, which was partially offset by higher incentive payments under savings sharing programs in Michigan.

Investment Income

Investment income decreased 5.7% or $0.2 million to $3.0 million in 2001 from $3.2 million in 2000 due to lower investment yields, which was partially offset by an increase in the amounts of funds invested.

Medical Care Costs

Medical care costs increased 54.5% or $144.0 million to $408.4 million in 2001 from $264.4 million in 2000. The increase is largely attributable to growth in membership. The medical care ratio for 2001 increased to 81.5% from 81.0% in 2000 due to increased specialty utilization and higher inpatient costs per day per member in California, and higher medical utilization in Utah.

Marketing, General and Administrative Expenses

MG&A expenses increased 10.6% or $4.1 million to $42.8 million in 2001 from $38.7 million in 2000. As a percentage of total operating revenue, MG&A decreased from 11.7% to 8.5%. As a result of increased enrollment in each state, personnel costs increased $6.7 million and state premium taxes incurred by our Washington health plan increased $2.0 million. These increases were partially offset by a $4.0 million reduction in system support, consulting and outside service costs in 2001 due to contract changes and certain fiscal 2000 projects which did not recur in 2001, and $.6 million reduced expenses associated with our systems conversion, which we completed in 2000.

Depreciation and Amortization

Depreciation and amortization expense increased 15.4% to $2.4 million in 2002 from $2.1 million in 2000 due to increased expenditures for computers and equipment.

Provision for Income Taxes

Income taxes totaled $19.5 million in 2001, resulting in an effective tax rate of 39.2%, as compared to $9.2 million in 2000, or an effective tax rate of 38.1%. The lower tax rate in 2000 resulted from the reversal of a $645,000 non-deductible accrual for fines expected to be paid based on settlement discussions with the Office of Inspector General which asserted violations of marketing laws. See discussions under Risks Related to Our Business.

Liquidity and Capital Resources

Since our formation, we have principally financed our operations and growth through internally generated funds. We generate cash from premium revenue, services provided on a fee-for-service basis at our clinics and investment income. Our primary uses of cash include the payment of expenses related to medical care services and MG&A expenses. From time to time, we may need to raise capital, and draw on the credit facility we intend to procure prior to the closing of this offering, to fund planned geographic and product expansion and for acquisitions of health care businesses. We generally receive premium revenue in advance of payment of claims for related health care services.

Our investment policies are designed to provide liquidity, preserve capital and maximize total return on invested assets. As of December 31, 2002, we invested a substantial portion of our cash in a portfolio of highly liquid money market securities. The states in which we operate prescribe the types of instruments in which our subsidiaries may invest their funds. The average portfolio yield for the year ended December 31, 2002 was approximately 1.7%.

Net cash provided by operations was $21.6 million in 2000, $61.4 million in 2001 and $45.7 million in 2002. Because we generally receive premium revenue in advance of payment for the related medical care costs, our cash available has increased during periods when we experienced enrollment growth. Our ability to support the increase in membership with existing infrastructure also allows us to retain a larger portion of the additional premium revenue as profit. We had working capital of $20.3 million, $49.1 million and $74.6 million at December 31, 2000, 2001, and 2002, respectively.

At December 31, 2000, 2001 and 2002, cash and cash equivalents were $45.8 million, $102.8 million and $139.3 million, respectively.

Our subsidiaries are required to maintain minimum capital requirements prescribed by various jurisdictions in which we operate. Our restricted investments are invested principally in certificates of deposit and treasury securities with maturities of up to twelve months. As of December 31, 2002, all of our subsidiaries were in compliance with the minimum capital requirements. Barring any change in regulatory requirements, we believe that we will continue to be in compliance with these requirements at least through 2003. We also believe that our cash resources and internally generated funds will be sufficient to support our operations, regulatory requirements and capital expenditures for at least 12 months following this offering.

Credit Facility

We entered into a credit agreement dated as of March 19, 2003, under which the lenders provided a $75.0 million senior secured revolving credit facility. We plan to use this credit facility for general corporate purposes, acquisitions and to finance the purchase of approximately $20.0 million of common stock by our contemplated employee stock ownership plan. On March 21, 2003, we borrowed $5.0 million under the credit facility.

Banc of America Securities LLC and CIBC World Markets Corp. are co-lead arrangers of the credit facility. Bank of America, N.A. is the administrative agent and CIBC World Markets Corp. is the syndication agent of the credit facility. Bank of America, N.A., U.S. Bank National Association, an affiliate of Banc of America Securities LLC, CIBC Inc. and Societe Generale, an affiliate of SG Cowen Securities Corporation, are lenders under the credit facility. The interest rate per annum is (a) LIBOR plus a margin ranging from 225 to 275 basis points or (b) the higher of (i) Bank of America prime or (ii) the federal funds rate plus 0.50%, plus a margin ranging from 125 to 175 basis points. If this offering raises net proceeds in excess of $50 million, the interest rate margin will be reduced to (A) 200 to 250 basis points for LIBOR rate loans or (B) 100 to 150 basis points for base rate loans. The credit facility will include a sublimit for the issuance of standby and commercial letters of credit to be issued by Bank of America, N.A. All amounts borrowed under the credit facility are due and payable in full by March 19, 2006. The credit facility is secured by certain real and personal property of the unregulated companies and, subject to certain limitations, all shares of certain subsidiaries. The credit facility requires us to perform within covenants and provides criteria for our acquisitions. We also are subject to customary terms and conditions and have incurred and will incur customary fees in connection with the credit facility. We intend to use the proceeds of this offering to repay amounts borrowed under the credit facility.

Redemptions

In January and February 2003, we redeemed 1,201,174 shares of our common stock at $16.98 per share from Janet M. Watt, Josephine M. Battiste, the Mary R. Molina Living Trust, the Mary Martha Molina Trust (1995), the Janet M. Watt Trust (1995) and the Josephine M. Molina Trust (1995). These stockholders held a combined interest of 40.0% prior to the redemption, which was reduced to 36.2%. The total cash payment of $20,390,000 was made from available cash reserves. The remainder beneficiaries of the Mary R. Molina Living Trust are J. Mario Molina, M.D., John C. Molina, J.D., M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste. We agreed to the redemptions in response to requests for prompt liquidity by certain stockholders.

Employee Stock Ownership Plan

Prior to the closing of this offering, we intend to establish an employee stock ownership plan, ESOP, that will enable eligible employees to acquire ownership interests in our common stock. The ESOP will be administered by an independent trustee. We intend to borrow funds under our credit facility and, in turn, loan the funds to the ESOP trustee for the purchase of approximately $20.0 million of our common stock from certain of our stockholders, including a trust, the remainder beneficiaries of which include directors and executive officers. The terms of the proposed loan to the ESOP trustee and the sale of shares by certain shareholders to the ESOP trustee are not yet finalized. The terms of the credit facility are described under Credit Facility.

Regulatory Capital and Dividend Restrictions

Our principal operations are conducted through the four HMOs operating in California, Washington, Michigan and Utah. The HMOs are subject to state laws that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to their stockholders.

The National Association of Insurance Commissioners has adopted rules effective December 31, 1998, which, if implemented by the states, set new minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital rules. These new HMO rules, which may vary from state to state, have been adopted in Washington, Michigan and Utah. California has not adopted risk based capital requirements for HMOs and has not formally given notice of its intention to do so. The National Association of Insurance Commissioners’ HMO rules, if adopted by California, may increase the minimum capital required for that state.

As of December 31, 2002, our HMOs had aggregate statutory capital and surplus of approximately $53.0 million, compared with the required minimum aggregate statutory capital and surplus requirements of approximately $30.1 million. All our HMOs were in compliance with the minimum capital requirements.

Critical Accounting Policies

When we prepare our consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. However, one of our accounting policies is particularly important to the portrayal of our financial position and results of operations and requires the application of significant judgment by our management; as a result, it is subject to an inherent degree of uncertainty.

Our medical care costs include actual historical claims experience and estimates for medical care costs incurred but not reported to us, or IBNR. We, together with our independent actuaries, estimate medical claims liabilities using actuarial methods based upon historical data adjusted for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. The estimation methods and the resulting reserves are continually reviewed and updated, and adjustments, if necessary, are reflected in the period known. We also record reserves for estimated referral claims related to medical groups under contract with us who are financially troubled or insolvent and who may not be able to honor their obligations for the costs of medical services provided by other providers. In these instances, we may be required to honor these obligations for legal or business reasons. Based on our current assessment of providers under contract with us, such losses are not expected to be significant.

In applying this policy, our management uses judgment to determine the appropriate assumptions to be used in the determination of the required estimates. While we believe our estimates are adequate, it is possible that future events could require us to make significant adjustments or revisions to these estimates. In assessing the adequacy of the medical claims liabilities, we consider our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate.

Commitments and Contingencies

We lease office space and equipment under various operating leases. As of December 31, 2002, our lease obligations for the next five years and thereafter are as follows: $4.5 million in 2003, $4.2 million in 2004, $3.9 million in 2005, $3.8 million in 2006, $2.6 million in 2007 and an aggregate of $13.9 million in 2008 and thereafter.

Our headquarters building in Long Beach, California is subject to a mortgage as of December 31, 2002 of $3.4 million.

We are not an obligor to or guarantor of any indebtedness of any other party. We are not a party to off balance sheet financing arrangements except for operating leases which are disclosed in the “Commitments and Contingencies” section of our consolidated financial statements appearing elsewhere in this prospectus and the notes thereto. We have made certain advances and loans to related parties which are discussed in the “Related Party Transactions” section of this prospectus and in the consolidated financial statements appearing elsewhere in this prospectus and the notes thereto.

Recent Accounting Pronouncements

In June 2001, Statements of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, was issued which requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. We have adopted SFAS No. 141.

In June 2001, SFAS No. 142, Goodwill and Other Intangible Assets, was issued which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested at least annually for impairment. We have adopted SFAS No. 142 effective January 1, 2002. Except for the discontinuance of goodwill amortization, there was no significant impact on our financial position, results of operations or cash flows. For the year ended December 31, 2001, goodwill amortization was $299,000.

In August 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, was issued which provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. It also expands the scope of a discontinued operation to include a component of an entity. We have adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 did not affect our financial position, results of operations or cash flows.

In May 2002, SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002 was issued. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The adoption of the provisions of SFAS No. 145 is not expected to have a material impact on our financial position, results of operations or cash flows.

In June 2002, SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, was issued. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on our financial position, results of operations or cash flows.

In December 2002, SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, was issued. SFAS No. 148 amends SFAS No. 123 Accounting for Stock-Based Compensation to provide alternative methods of transition to Statement 123’s fair value method of accounting for stock-based employee compensation. It also amends and expands the disclosure provisions of APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not require companies to account for employee stock options using the fair-value method, the disclosure provisions apply to all companies regardless of whether they account for stock-based employee compensation using the fair value method of Statement 123 or the intrinsic value method of APB Opinion No. 25 Accounting for Stock Issued to Employees. We have adopted the disclosure provisions of SFAS No. 148.

Quantitative and Qualitative Disclosures About Market Risk

As of December 31, 2002, we had cash and cash equivalents of $139.3 million and restricted investments of $2.0 million. The cash equivalents consist of highly liquid securities with original maturities of up to three months and the restricted investments consists of interest-bearing deposits required by the respective states in which we operate. These investments are subject to interest rate risk and will decrease in value if market rates increase. All non-restricted investments are maintained at fair market value on the balance sheet. We have the ability to hold these investments to maturity, and as a result, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Declines in interest rates over time will reduce our investment income.

Inflation

According to U.S. Bureau of Labor Statistics Data, the national health care cost inflation rate has exceeded the general inflation rate for the last four years. We use various strategies to mitigate the negative effects of health care cost inflation. Specifically, our health plans try to control medical and hospital costs through contracts with independent providers of health care services. Through these contracted providers, our health plans emphasize preventive health care and appropriate use of specialty and hospital services.

While we currently believe our strategies to mitigate health care cost inflation will continue to be successful, competitive pressures, new health care and pharmaceutical product introductions, demands from health care providers and customers, applicable regulations or other factors may affect our ability to control health care costs.

Compliance Costs

The Health Insurance Portability and Accounting Act of 1996, the federal law designed to protect health information, contemplates establishment of physical and electronic security requirements for safeguarding health information. The U.S. Department of Health and Human Services recently finalized regulations establishing security requirements for health information. Such requirements may lead to additional costs related to the implementation of additional systems and programs that we have not yet identified.

BUSINESS

Overview

We are a rapidly growing, multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals. We were founded in 1980 by C. David Molina, M.D. as a provider organization serving the Medicaid population through a network of primary care clinics in California. We recognized the growing need for the effective management and delivery of health care services to underserved Medicaid beneficiaries and expanded our business to operate as an HMO. We have grown rapidly over the past several years by taking advantage of attractive expansion opportunities. We established a Utah health plan in 1997, and later acquired health plans in Michigan and Washington. As of December 31, 2002, we had approximately 489,000 members.

Low-income families and individuals have distinct social and medical needs and are characterized by their cultural, ethnic and linguistic diversity. From our inception, we have designed the company to work with government agencies to serve low-income populations. Our success has resulted from our expertise in working with government programs, experience with low-income members, 22 years of owning and operating primary care clinics, our cultural and linguistic expertise and our focus on operational and administrative efficiency.

Our annual revenue has increased from $135.9 million in 1998 to $644.2 million in 2002. Over the same period, our net income grew at a greater rate from $2.6 million to $30.5 million due to our effective medical management programs and our ability to leverage fixed costs. In California, our largest market, we have gained market share and increased profitability in an environment characterized by significant competition, heavy regulation and the lowest state Medicaid expenditure rate per beneficiary in the U.S. We believe our experience, administrative efficiency, proven ability to replicate a disciplined business model in new markets and ability to customize local provider contracts position us well for continued growth and success.

Our Industry

Medicaid and SCHIP.    Medicaid provides health care coverage to low-income families and individuals. Each state establishes its own eligibility standards, benefit packages, payment rates and program administration within federal guidelines. In 2001, according to information published by the Kaiser Commission on Medicaid and the Uninsured, Medicaid covered approximately 44.6 million individuals, with 51% of those being children. The federal Centers for Medicare and Medicaid Services estimates that the total health care expenditures for Medicaid and the State Children’s Health Insurance Program were $228.0 billion in 2001, $129.8 billion of which were federal funds, and $98.2 billion of which were state funds. The Centers for Medicare and Medicaid Services projects that total Medicaid and the State Children’s Health Insurance Program outlays will reach $372.9 billion in fiscal year 2007.

The State Children’s Health Insurance Program is a matching program that provides health care coverage to children not otherwise covered by Medicaid or other insurance programs. States have the option of administering the State Children’s Health Insurance Program through their Medicaid programs. The State Children’s Health Insurance Program enrollment reached 4.6 million in 2001, a 38% increase over 2000 enrollment figures. The Centers for Medicare and Medicaid Services data indicates that by fiscal year 2006 total the State Children’s Health Insurance Program outlays will be $4.3 billion.

The state and federal governments jointly finance Medicaid and the State Children’s Health Insurance Program through a matching program in which the federal government pays a percentage based on the average per capita income in each state and typically exceeds 50%. Federal payments for Medicaid have no set dollar ceiling and are only limited by the amount states are willing to spend. State and local governments pay the share of Medicaid costs not paid by the federal government.

Medicaid Managed Care.    The Medicaid members we serve generally come from diverse cultures and ethnicities. Many have had limited education and do not speak English. Lack of adequate transportation is common.

Under traditional Medicaid programs, health care services are made available to low-income individuals in an uncoordinated manner. These individuals typically have minimal access to preventative care such as immunizations and access to primary care physicians is limited. As a consequence, treatment is often postponed until medical conditions become more severe, leading to higher utilization of costly emergency room services. In addition, providers are paid on a fee-for-service basis and lack incentives to monitor utilization and control costs.

In response, most states have implemented Medicaid managed care programs to improve access to coordinated health care services including preventive care and to control health care costs. Under Medicaid managed care programs, a health plan is paid a predetermined payment per enrollee for the covered health care services. The health plan, in turn, arranges for the provision of such services by contracting with a network of providers who are responsible for providing a comprehensive range of medical and hospital services. The health plan also monitors quality of care and implements preventive programs, and thereby strives to improve access to care while more effectively controlling costs.

Over the past decade, the federal government has expanded the ability of state Medicaid agencies to explore, and, in many cases, mandate the use of managed care for Medicaid beneficiaries. If Medicaid managed care is not mandatory, individuals entitled to Medicaid may choose either the fee-for-service Medicaid program or a managed care plan, if available. According to information published by the Centers for Medicare and Medicaid Services, from 1996 to 2001, managed care enrollment among Medicaid beneficiaries has increased from 13.3 million to 20.8 million. All states in which we operate have mandated Medicaid managed care programs in place.

Our Approach

We focus on serving low-income families and individuals who receive health care benefits through government-sponsored programs. We believe we are well positioned to capitalize on the growth opportunities in our market. Our approach to managed care is based on the following key attributes:

Experience.    For 22 years we have focused on serving Medicaid beneficiaries as both a health plan and a provider through our clinics. In that time we have developed and forged strong relationships with the constituents whom we serve — members, providers and government agencies. Our ability to deliver quality care, establish and maintain provider networks, and our administrative efficiency have allowed us to compete successfully for government contracts. We have a very strong track record of obtaining and renewing contracts and have developed significant expertise as a government contractor.

Administrative Efficiency.    We have centralized and standardized various functions and practices across all of our health plans to increase administrative efficiency. These include centralized claims processing and information services which operate on a single platform. We have standardized medical management programs, pharmacy benefits management contracts and health education. As a result, we believe our administrative efficiency is among the best in our industry. In addition, we have designed our administrative and operational infrastructure to be scalable for rapid and cost-effective expansion in new and existing markets.

Proven Expansion Capability.    We have successfully developed and then replicated our business model. This has included the acquisition of health plans, the development of new operations and the transition of members from other plans. The establishment of our health plan in Utah reflected our ability to replicate our business model in new states, while the acquisitions in Michigan and Washington demonstrated our ability to acquire and successfully integrate existing health plan operations. For example, since our acquisition in Washington on December 31, 1999, membership increased from approximately 60,000 members to approximately 161,000 members as of December 31, 2002 while profitability also improved. Our plan is now the largest Medicaid managed care plan in the state. In Utah, our health plan is the largest Medicaid managed care plan in the state with 42,000 members as of December 31, 2002, an increase of 26,000 members during 2002. Substantially all of the growth was from the successful integration of members from competing multi-product health plans which exited the market.

Flexible Care Delivery Systems.    Our systems for delivery of health care services are diverse and readily adaptable to different markets and changing conditions. We arrange health care services through contracts with providers that include our own clinics, independent physicians and medical groups, hospitals and ancillary providers. Our systems support multiple contracting models, such as fee-for-service, capitation, per diem, case rates and diagnostics related groups. Our provider network strategy is to contract with providers that are best suited, based on proximity, culture and experience, to provide services to a low-income population.

We operate 21 company-owned primary care clinics in California. These clinics require low capital expenditures, minimal start-up time and are profitable. Our clinics serve an important role in providing certain communities with access to primary care and provide us with insights into physician practice patterns, first hand knowledge of the unique needs of our members, and a platform to pilot new programs.

Cultural and Linguistic Expertise.    National census data shows that the population is becoming increasingly diverse. We have a 22-year history of developing targeted health care programs for our culturally diverse members and we believe we are well-positioned to successfully serve this growing population. We contract with a diverse network of community-oriented providers who have the capabilities to address the linguistic and cultural needs of our members. We have established cultural advisory committees in all of our major markets that are advised by our full-time cultural anthropologist. We educate employees and providers about the differing needs among members. We develop member education material in a variety of media and languages and ensure that the literacy level is appropriate for our target audience. In addition, our website is accessible in six languages.

Proven Medical Management.    We believe our experience as a provider has helped us improve medical outcomes for our members while resulting in cost savings. We carefully monitor day-to-day medical management in order to provide appropriate care to our members, contain costs and ensure an efficient delivery network. We have developed disease management and health education programs that address the particular health care needs of a culturally diverse, low-income population. We have established pharmacy management programs and policies that have allowed us to manage our pharmaceutical costs effectively. For example, our staff pharmacists educate our providers on the use of generic drugs rather than branded drugs. As a result, we believe our generic utilization rate is among the highest in our industry.

Our Strategy

Our objective is to be the leading managed care organization serving low income families and individuals. To achieve this objective, we intend to:

Focus on serving low income families and individuals.    We believe the Medicaid population, characterized by low income and significant ethnic diversity, requires unique services to meet its health care needs. Our 22 years of experience in serving this community has provided us significant expertise to successfully meet the unique needs of our members. We will continue to focus on serving the beneficiaries of Medicaid and other government-sponsored programs, as our experience, infrastructure and health care programs position us to optimally serve this population.

Increase our membership.    We have grown our membership through a combination of acquisitions and internal growth. Increasing our membership provides the opportunity to grow and diversify our revenues, increase profits, enhance economies of scale from our centralized administrative infrastructure, and strengthen our relationships with providers and government agencies. We will seek to grow our membership by expanding within existing markets and entering new markets.

•	Expand within existing markets. We expect to grow in existing markets by expanding our service area and provider network, increasing awareness of the Molina brand name, and maintaining positive provider relationships.

•	Enter new markets. We intend to enter new markets by acquiring existing businesses or building our own operations. We will focus our expansion on markets with strong provider dynamics, a fragmented competitive landscape, significant size and mandated Medicaid managed care enrollment.

Manage medical costs.    We will continue to use our information systems, positive provider relationships and experience to further develop and utilize effective medical management and other programs that address the distinct needs of our members. While improving the efficacy of treatment, these programs facilitate the identification of our members with special or particularly high cost needs and help limit the cost of their treatment.

Leverage operational efficiencies.    Our centralized administrative infrastructure, flexible information systems and dedication to controlling administrative costs provide economies of scale. Our existing systems have significant expansion capacity and allow us to integrate new members and expand quickly in new and existing markets.

Our Health Plans

Our health plans are located in California, Washington, Michigan and Utah. An overview of our health plans is outlined in the table below:

Summary of Health Plans as of December 31, 2002

State	Total Members	LTM Operating Revenue (1)	Number of Contracts	Expiration Date
		(in thousands)

California	253,000	$268,808	5	Varies between June 30, 2003 and December 31, 2004
Washington	161,000	$257,175	2	December 31, 2003
Michigan	33,000	$52,691	1	September 30, 2004
Utah	42,000	$63,505	2	June 30, 2004 and June 30, 2006

(1)	Includes premium and other operating revenue for the twelve months ended December 31, 2002.

Our contracts with state and local governments determine the type and scope of health care services that we arrange for our members. Generally, our contracts require us to arrange for preventive care, office visits, inpatient and outpatient hospital and medical services and limited pharmacy benefits. We are usually paid a negotiated amount per member per month, with the amount varying from contract to contract. We are also paid an additional amount for each newborn delivery in Washington, Michigan and Utah. Our contracts in Washington, Michigan and Utah have higher monthly payments but require us to cover more services. In California, providers of certain high cost services, such as specified organ transplants and pediatric oncology cases, are paid directly by the state. In Washington, the Social Security Income program retains financial responsibility for medical care provided to Medicaid beneficiaries that meet specific health and financial status qualifications. In general, either party may terminate our state contracts with or without cause upon 30 days to nine months prior written notice. In addition, most of these contracts contain renewal options that are exercisable by the state.

California.    Molina Healthcare of California has the third largest enrollment of Medicaid beneficiaries among non-governmental health plans in the state. We arrange health care services for our members either as a direct contractor to the state or through subcontracts with other health plans. Our plan serves counties with three of the largest Medicaid populations in California—Riverside, San Bernardino and Los Angeles Counties—as well as Sacramento and Yolo Counties.

Washington.    Acquired in December 1999 from Health Net, Inc., Molina Healthcare of Washington, Inc. is now the largest Medicaid managed health plan in the state. Our plan has grown from approximately 60,000 members at the time of the acquisition to approximately 161,000 members at December 31, 2002. We serve members in 27 of the state’s 39 counties. Effective July 1, 2002, we acquired approximately 14,000 members in Washington in an assignment of contract from Aetna US Healthcare, Inc. for cash consideration.

Michigan.    We originally acquired a minority investment in a Medicaid-only health plan exempt from HMO licensure requirements in 1997. In 1999 we purchased the remaining shares, and in 2000 we became licensed as an HMO under our subsidiary, Molina Healthcare of Michigan, Inc. We serve the metropolitan Detroit area, as well as nearly 30 other counties throughout Michigan. Effective October 1, 2002, we began serving approximately 6,000 additional members as a result of the exit of another plan from the market.

Utah.    Molina Healthcare of Utah, Inc. is the largest Medicaid managed care health plan in Utah. We serve Salt Lake County as well as six other counties which collectively contain over 80% of the population in the state. Our Utah contract expires June 2004. Effective July 1, 2002, this contract was amended to provide us a stop loss guarantee for the first 40,000 members. Under the terms of the amendment, the state of Utah agreed to pay us 100% of medical costs plus 9% of medical costs as an administrative fee for providing medical and utilization management services. In addition, if the actual medical costs and administrative fee are less than a predetermined amount, we will receive all or a portion of the difference as additional revenue. The additional revenue we could receive is equal to the savings up to 5% of the predetermined amount plus 50% of the savings above 5% of that amount. For any members above 40,000, we have an executed memorandum of understanding with the state providing that the state will reimburse us for all medical costs associated with those members plus an administrative fee per member per month. Relative to the memorandum of understanding, there is no assurance we will enter into such a contract amendment or that its terms will be the same as the memorandum of understanding.

Provider Networks

We arrange health care services for our members through contracts with providers that include our own clinics, independent physicians and groups, hospitals and ancillary providers. Our strategy is to contract with providers in geographic areas, in specialties and with appropriate cultural and linguistic experience to meet the needs of our low-income members.

The following table shows the total approximate number of primary care physicians, specialists and hospitals currently participating in our network as of December 31, 2002, 2001 and 2000:

		California	Washington	Michigan	Utah	Total
Primary care physicians	2002	2,414	1,860	495	794	5,563
	2001	2,156	1,794	413	730	5,093
	2000	2,017	1,753	339	607	4,716
Specialists	2002	9,266	6,446	1,055	1,986	18,753
	2001	9,697	5,527	965	1,741	17,930
	2000	9,129	5,125	1,091	1,380	16,725
Hospitals	2002	120	90	38	15	263
	2001	120	89	37	15	261
	2000	118	88	23	15	244

Physicians.    We contract with primary care physicians, medical groups, specialists and independent practice associations. Primary care physicians provide office-based primary care services. Primary care physicians may be paid under capitation or fee-for-service contracts and may receive additional compensation by providing certain preventive services. Our specialists care for patients for a specific episode or condition upon referral from a primary care physician, and are usually compensated on a fee-for-service basis. Our most frequently utilized specialists are obstetricians/gynecologists, ear, nose and throat specialists, and orthopedic surgeons. When we contract with groups of physicians on a capitated basis, we monitor their solvency.

Primary Care Clinics.    We operate 21 company-owned primary care clinics in California staffed by physicians, physician assistants, and nurse practitioners. In 2002, the clinics had over 143,000 patient visits. These clinics are located in neighborhoods where our members reside, and provide us a first-hand opportunity to understand the special needs of our low-income members. The clinics assist us in developing and implementing community education, disease management and other programs before they are implemented throughout the company. The clinics also give us direct clinic management experience that enables us to better understand the needs of our independent physicians and groups.

Hospitals.    We generally contract with hospitals that have significant experience dealing with the medical needs and administrative procedures of the Medicaid population. Under our plans, hospitals are reimbursed under a variety of payment methods, including fee-for-service, per diems, diagnostic related groups and case rates.

Medical Management

Our experience in medical management extends back to our roots as a provider organization. We utilize primary care physicians as the focal point of the delivery of health care to our members, providing routine and preventative care, coordinating referrals to specialists and assessing the need for hospital care. This model has proven to be an effective method for coordinating medical care for our members.

Disease Management.    We develop specialized disease management programs that address the particular health care needs of our members. “Motherhood Matters” is a comprehensive program designed to improve pregnancy outcomes and enhance member satisfaction. “Breathe with Ease” is a multidisciplinary disease management program that provides intensive health education resources and case management services to assist physicians caring for asthmatic members between the ages of three and 15. We anticipate that both of our programs will be fully implemented in all four states in which we operate.

Educational Programs.    An important aspect of our approach to health care delivery is our educational programs. The programs are designed to increase awareness of various diseases, conditions and methods of prevention in a manner that supports the providers, while meeting the unique needs of our members. For example, we provide our members with a copy of What To Do When Your Child Is Sick. This book, available in Spanish, Vietnamese and English, is designed to educate parents on the use of primary care physicians, emergency rooms and nurse call centers.

Pharmacy Programs.    Our pharmacy management program is focused on physician education and enforcing policies and procedures. Our pharmacists and physicians work with our pharmacy benefits manager to maintain a formulary that promotes generic drug use. We employ full-time pharmacists and pharmacy technicians who work with physicians to educate them on the use of specific drugs and how to best manage costs. This has resulted in a 99% generic utilization rate when a generic alternative is available in our drug formulary.

Plan Administration and Operations

Management Information Systems.    All of our health plan information technology and systems operate on a single platform. This approach avoids the costs associated with maintaining multiple systems, improves productivity and enables medical directors to compare costs, identify trends and exchange best practices among our plans. Our single platform also facilitates our compliance with current and future regulatory requirements.

The software we use is based on client-server technology and was proven by an independent third-party audit to be scalable to 11 million members. The software is flexible, easy to use and allows us to accommodate enrollment growth and new contracts. The open architecture of the system gives us the ability to transfer data from other systems without the need to write a significant amount of computer code which facilitates rapid and efficient integration of new plans and acquisitions.

Best Practices.    We continuously seek to promote best practices. Our approach to quality is broad, encompassing traditional medical management and the improvement of our internal operations. We have dedicated staff which facilitates the development and implementation of a uniform, efficient and quality-based delivery model for health plan operations and coordinates and implements company-wide programs and strategic initiatives such as Health Plan Employer Data and Information Set and accreditation by the National Committee on Quality Assurance, or NCQA. The physicians in our network are credentialed using measures established by NCQA. We use peer review to routinely assess the quality of care rendered by providers.

Claims Processing.    We pay at least 90% of properly billed claims within 30 days. Claims received electronically can be imported directly into the claims system, and many can be adjudicated automatically, thus eliminating the need for manual intervention. Most physician claims that are received in hard copy are scanned into electronic format and are processed by the claims system automatically. Our California headquarters is a central processing center for all of our health plan claims.

Compliance. Our health plans have established high standards of ethical conduct for operations. Our compliance programs are modeled after the compliance guidance statements published by the Office of the Inspector General of the U.S. Department of Health and Human Services. Our uniform approach to compliance makes it easier for the health plans to share knowledge as it evolves and reduces the potential for compliance errors and any associated liability.

Competition

The Medicaid managed care industry is highly fragmented. According to the Centers for Medicare and Medicaid Services as of June 30, 2001, there were over 500 Medicaid managed care contractors nationwide, including multi-product managed care organizations, Medicaid-only HMOs, prepaid health plans and primary care case management programs. Below is a general description of our principal competitors for state contracts, members and providers:

•	Multi-Product Managed Care Organizations—National and regional multi-product managed care organizations that have Medicaid members in addition to members in Medicare and private commercial plans.

•	Medicaid HMOs—Managed care organizations that focus principally on providing health care services to Medicaid beneficiaries, many of which operate in only one city or state.

•	Prepaid Health Plans—Health plans that provide less comprehensive services on an at-risk basis or that provide benefit packages on a non-risk basis.

•	Primary Care Case Management Programs—Programs established by the states through contracts with primary care providers to provide primary care services to Medicaid beneficiaries, as well as provide limited oversight of other services.

We will continue to face varying levels of competition. Health care reform proposals may cause organizations to enter or exit the market for government sponsored health programs. However, the licensing requirements and bidding and contracting procedures in some states present barriers to entry into our industry.

We compete for contracts, renewals of contracts, members and providers. To win a bid or to be awarded a contract, governments consider many factors, including, the plan’s provider network, medical management, responsiveness to member complaints, timeliness of claims payment and financial resources. Potential members typically choose a health plan based on a specific provider being a part of the network, the quality of care and services offered, accessibility of services and reputation or name recognition. We believe factors that providers consider in deciding whether to contract with us include potential member volume, payment methods, timeliness and accuracy of claims payment and administrative service capabilities.

Regulation

Our health care operations are regulated by both state and federal government agencies. Regulation of managed care products and health care services is an evolving area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules occur frequently.

In order to operate a health plan, we must apply for and obtain a certificate of authority or license from the state. Our health plans are licensed to operate as HMOs in California, Washington, Michigan and Utah. In those jurisdictions, we are regulated by either the state insurance department or another state agency with responsibility for oversight of HMOs. The licensing requirements are the same for us as they are for health plans serving multi-product managed care organization members. We must demonstrate to the state that we have an adequate provider network, that our quality and utilization management processes comply with state requirements, and that we have a procedure in place for responding to member and provider complaints and grievances. We also must demonstrate that our systems are capable of processing providers’ claims in a timely fashion and for collecting and analyzing the information needed to manage our quality improvement activities. In addition, we must satisfy the state that we have the financial resources necessary to pay our anticipated medical care expenses and the infrastructure needed to account for our costs.

Each of our health plans is required to report quarterly on its performance to the appropriate regulatory agency in the state in which the health plan is licensed. They also undergo periodic examinations and reviews by the state. The plans generally must obtain approval from the state before declaring dividends in excess of certain thresholds. Each plan must maintain a net worth in an amount determined by statute or regulation and we may only invest in types of securities approved by the state. Any acquisition of another plan’s members must also be approved by the state.

In addition, our Medicaid and the State Children’s Health Insurance Program activities are regulated by each state’s department of health services or equivalent agency. These agencies typically require demonstration of the same capabilities mentioned above and perform periodic audits of performance, usually annually.

Medicaid.    Medicaid was established under the U.S. Social Security Act to provide medical assistance to the poor. It is state-operated and implemented, although it is funded by both the state and federal governments. Our contracts with the state Medicaid programs place additional requirements on us. Within broad guidelines established by the federal government, each state:

•	establishes its own eligibility standards,

•	determines the type, amount, duration and scope of services,

•	sets the rate of payment for services, and

•	administers its own program.

We obtain our Medicaid contracts in different ways. Some states, such as Washington, award contracts to any applicant that can demonstrate it meets the state’s requirements. Others, such as California, engage in a competitive bidding process. In either case, we must demonstrate to the satisfaction of the state Medicaid program that we are able to meet the state’s operational and financial requirements. These requirements are in addition to those required for a license and are targeted to the specific needs of the Medicaid population. For example:

•	we must measure provider access and availability in terms of the time needed to reach the doctor’s office using public transportation,

•	our quality improvement programs must emphasize member education and outreach and include measures designed to promote utilization of preventive services,

•	we must have linkages with schools, city or county health departments, and other community-based providers of health care, in order to demonstrate our ability to coordinate all of the sources from which our members may receive care,

•	we must have the capability to meet the needs of the disabled and others with “special needs,”

•	our providers and member service representatives must be able to communicate with members who do not speak English or who are deaf, and

•	our member handbook, newsletters and other communications must be written at the prescribed reading level, and must be available in languages other than English.

In addition, we must demonstrate that we have the systems required to process enrollment information, to report on care and services provided, and to process claims for payment in a timely fashion. We must also have the financial resources needed to protect the state, our providers and our members against any risk of our insolvency.

Once awarded, our contracts generally have terms of one to six years, with renewal options at the discretion of the states. Our health plans are subject to periodic reporting and comprehensive quality assurance evaluations. We submit periodic utilization reports and other information to the state or county Medicaid program of our operations. We are not permitted to enroll members directly, and are permitted to market only in accordance with strict guidelines.

HIPAA.    In 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA. All health plans are subject to HIPAA, including ours. HIPAA generally requires health plans to:

•	establish the capability to receive and transmit electronically certain administrative health care transactions, like claims payments, in a standardized format,

•	afford privacy to patient health information, and

•	protect the privacy of patient health information through physical and electronic security measures.

We expect to achieve compliance with HIPAA by the applicable deadlines. However, given its complexity, the recent adoption of some final regulations, the possibility that the regulations may change and may be subject to changing, and perhaps conflicting, interpretation, our ability to comply with all of the HIPAA requirements is uncertain. Further, due to the evolving nature of the HIPAA requirements we have not yet determined what our total compliance costs will be.

Fraud and Abuse Laws.    Federal and state governments have made investigating and prosecuting health care fraud and abuse a priority. Fraud and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical services, improper marketing and violation of patient privacy rights. Companies involved in public health care programs such as Medicaid are often the subject of fraud and abuse investigations. The regulations and contractual requirements applicable to participants in these public-sector programs are complex and subject to change. Although we believe that our compliance efforts are adequate, ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

Properties

We lease a total of 32 facilities, including 21 medical clinics in California. We own a 32,000 square foot office building in Long Beach, California, which serves as our corporate headquarters.

Employees

As of December 31, 2002, we had approximately 830 full-time employees, including physicians, nurses, and administrators. Our employee base is multicultural and reflects the diverse member base we serve. We believe we have good relations with our employees. Our employees are not represented by a union.

Legal Proceedings

We are involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. These actions, when finally concluded and determined, will not, in our opinion, have a material adverse effect on our financial position, results of operations, or cash flows.

MANAGEMENT

Our executive officers, key employees and directors, and their ages and positions are as follows:

Name	Age	Position
J. Mario Molina, M.D.	44	President & Chief Executive Officer; Chairman of the Board
John C. Molina, J.D.	38	Executive Vice President, Financial Affairs & Treasurer; Director
George S. Goldstein, Ph.D.	61	Executive Vice President, Health Plan Operations; Chief Executive Officer of Molina Healthcare of California; Director
Mark L. Andrews, Esq.	45	Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary
M. Martha Bernadett, M.D.	39	Executive Vice President, Development
Harvey A. Fein	56	Vice President, Financial Affairs
Richard A. Helmer, M.D.	52	Vice President & Chief Medical Officer
David W. Erickson	47	Vice President, Information Services & Chief Information Officer
Ronna Romney (1)(2)	59	Director
Ronald Lossett, CPA, D.B.A. (1)(2)(3)	60	Director
Charles Z. Fedak, CPA (1)(2)(3)	51	Director
Carl D. Covitz (3)	63	Director

(1)	Member of the Compensation Committee.
(2)	Member of the Corporate Governance and Nominating Committee.
(3)	Member of the Audit Committee.

J. Mario Molina, M.D. has served as our President and Chief Executive Officer since succeeding his father and company founder, Dr. C. David Molina, in 1996. He has also served as our Chairman of the Board since 1996. Prior to that, he served as Medical Director from 1991 through 1994 and was our Vice President responsible for provider contracting and relation member services, market and quality assurance from 1994 to 1996. Dr. Molina presently serves as a member of the Financial Solvency Standards Board (which is an advisory committee to the California State Department of Managed Health Care), and is a member of the board of the California Association of Health Plans. He earned an M.D. from the University of Southern California and performed his medical internship and residency at the Johns Hopkins Hospital. Dr. Molina is the brother of John C. Molina and M. Martha Bernadett, M.D.

John C. Molina, J.D. has served as our Executive Vice President, Financial Affairs, and Treasurer since 1995 and our Treasurer since 2002. He also has served as a director since 1994. Mr. Molina has been employed by us for 22 years in a variety of positions. Mr. Molina is a past president of the California Association of Primary Care Case Management Plans. He earned a J.D. from the University of Southern California School of Law. Mr. Molina is the brother of J. Mario Molina, M.D. and M. Martha Bernadett, M.D.

George S. Goldstein, Ph.D. has served as our Executive Vice President, Health Plan Operations and the Chief Executive Officer of Molina Healthcare of California since 1999 and has served as a director since 1998. Before joining us, Dr. Goldstein served as Chief Executive Officer of United Health Care Corporation of Southern California and Nevada from 1996 to 1998. Dr. Goldstein also served as Senior Vice President of State Programs for Foundation Health Services, Inc. from 1993 to 1996. In Colorado and New Mexico, he held cabinet positions under three governors from 1975 to 1985, and was responsible for the Medicaid, public health, mental health and environmental programs. He earned a Ph.D. in Experimental Psychology from Colorado State University.

Mark L. Andrews, Esq. has served as our Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary since 1998. He also has served as a member of the Executive Committee of our executive officers since 1998. Before joining us, Mr. Andrews was a partner at Wilke, Fleury, Hoffelt, Gould & Birney of Sacramento, California from 1984 through 1997, where he chaired that firm’s health care and employment law groups and represented us as outside counsel from 1994 through 1997. He earned a J.D. from Hastings College of the Law.

M. Martha Bernadett, M.D. has served as Executive Vice President, Development since 2002. From 1992-1994 she worked as a staff physician in family practice, from 1994-1996 she served as Associate Medical Director, from 1996-1999 she served as Vice President responsible for provider contracting and relations, network development, provider information, process improvement, credentialing and facility site review. Since 1999 she has served as Vice President and General Manager of the staff model operations of Molina Healthcare of California. Dr. Bernadett currently serves on the California Health Manpower Policy Commission and is the Principal Investigator on a grant from The Robert Wood Johnson Foundation to improve healthcare access for Latinos. She earned an M.D. from the University of California, Irvine and an M.B.A. from Pepperdine University. Dr. Bernadett is the sister of J. Mario Molina, M.D. and John C. Molina.

Harvey A. Fein has served as our Vice President, Financial Affairs, since 1995. Mr. Fein was Director of Corporate Finance at Blue Cross of California—WellPoint Health Networks, Inc. from 1990 to 1994. He earned an M.B.A. from the University of Wisconsin.

Richard A. Helmer, M.D. has served as our Vice President and Chief Medical Director since 2000. Dr. Helmer was an independent consultant from 1998 to 2000. He served as a medical director with FHP, Inc. from 1994 to 1998, and as a medical director for TakeCare, Inc. (the predecessor to FHP, Inc.) from 1992 to 1994.

David W. Erickson has served as our Vice President, Information Services and our Chief Information Officer since 1999. Prior to joining us, Mr. Erickson served as the Vice President and Chief Information Officer for United Health Care from 1997 to 1999, where he was responsible for information services for eight western states that cared for 3.5 million members.

Ronna Romney has served as a director since 1999 and also has served as a director of our Michigan health plan since 1999. She has served as a director for Park-Ohio Holding Corporation, a publicly traded logistics company, from 1999 to the present. Ms. Romney was a candidate for the United States Senate in 1996. She has published two books. From 1989 to 1993 she served as Chairperson of the President’s Commission on White House Fellowships. From 1984 to 1992, Ms. Romney served as the Republican National Committeewoman for the state of Michigan, and from 1982 to 1985, she served as Commissioner of the Presidents’ National Advisory Council on Adult Education.

Ronald Lossett, CPA, D.B.A. has served as a director since 2002. Mr. Lossett has served as a director of our California health plan since 1997. He was Chairman of the Board of Pacific Physician Services, Inc. and Chief Executive Officer prior to its merger with MedPartners, Inc. in 1996. Mr. Lossett is a certified public accountant.

Charles Z. Fedak, CPA has served as a director since 2002. Mr. Fedak founded Charles Z. Fedak & Co., Certified Public Accountants, in 1981. He was previously employed by KPMG Peat Marwick (formerly KPMG Main Hurdman) from 1975 to 1980. Mr. Fedak is a certified public accountant.

Carl D. Covitz has served as a director since February 2003. Mr. Covitz is the owner and president of Landmark Capital, Inc., a national real estate development and investment company. From 1990 to 1993, he served as the Secretary of Business, Transportation and Housing of the State of California. From 1987 to 1989 Mr. Covitz served as Deputy Secretary of the U.S. Department of Housing and Urban Development. He is a

director of Arden Realty Inc., a publicly-traded real estate investment trust. Mr. Covitz is the past Chairman of the Board of the Federal Home Loan Bank of San Francisco. He earned an M.B.A. from the Columbia University Graduate School of Business.

Board of Directors

We have a seven member board of directors, four of whom are independent directors.

Board Committees

We have established an audit committee, a compensation committee and a corporate governance and nominating committee, each composed entirely of independent directors. The audit committee reviews our internal accounting procedures and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees and the performance of our independent auditors. The audit committee consists of Charles Z. Fedak, Carl D. Covitz and Ronald Lossett, the chair of the committee. The compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants for our executive officers. The compensation committee also administers our stock option and other employee benefit plans. The compensation committee consists of Ms. Romney, Mr. Lossett and Mr. Fedak, the chair of the committee. The corporate governance and nominating committee develops and oversees corporate governance processes and nominates candidates for election to the board of directors. The corporate governance and nominating committee consists of Mr. Lossett, Mr. Fedak and Ms. Romney, the chair of the committee.

Classes Of Directors

We have approved a provision in our certificate of incorporation that will divide our board of directors into three classes effective upon the completion of this offering:

•	Class I, whose term will expire at the annual meeting of the stockholders to be held in 2003,

•	Class II, whose term will expire at the annual meeting of the stockholders to be held in 2004, and

•	Class III, whose term will expire at the annual meeting of the stockholders to be held in 2005.

Our directors will designate a class for each director. At each of our annual stockholders’ meetings following the completion of this offering, the successors to the directors whose terms will then expire will be elected to serve until the third annual stockholders’ meeting after their election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. These provisions, when taken in conjunction with other provisions of our certificate of incorporation authorizing the board of directors to fill vacant directorships, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies with its own nominees.

Agreements With Employees

We have entered into employment agreements with our Chief Executive Officer, J. Mario Molina, M.D., our Executive Vice President, Financial Affairs, and Treasurer, John C. Molina, J.D., our Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary, Mark L. Andrews, our Executive Vice President, Health Plan Operations, George S. Goldstein, Ph.D., and our Executive Vice President, Development, M. Martha Bernadett, M.D.

The agreements each have an initial term with automatic one year extensions. The agreement with Dr. Molina has an initial term of three years which began on January 1, 2002, a base annual salary of $500,000 and a discretionary annual bonus of up to the lesser of $500,000 or 1% of our earnings before interest, taxes, depreciation and amortization for such year. The agreement with John C. Molina has an initial term of two years which began on January 1, 2002, a base annual salary of $400,000 and a discretionary annual bonus of up to 50%

of his base annual salary. The agreement with Mark L. Andrews has an initial term of three years which began on December 1, 2001, a base annual salary of $323,400 and a discretionary annual bonus of up to 40% of his base annual salary. The agreement with Dr. Goldstein has an initial term of three years which began on December 1, 2001, a base annual salary of $358,400 and a discretionary bonus of up to 45% of his base annual salary. The agreement with Dr. Bernadett has an initial term of one year which began on January 1, 2002, a base annual salary of $300,000 and a discretionary bonus of up to 33% of her base annual salary.

These agreements provide for their continued employment for a period of two years following the occurrence of a change of control (as defined below) of our ownership. Under these agreements, each executive’s terms and conditions of employment, including his rate of base salary, bonus opportunity, benefits and his title, position, duties and responsibilities, are not to be modified in a manner adverse to the executive following the change of control. If an eligible executive’s employment is terminated by us without cause (as defined below) or is terminated by the executive for good reason (as defined below) within two years of a change of control, we will provide the executive with two times the executive’s annual base salary and target bonus for the year of termination, full vesting of Section 401(k) employer contributions and stock options, and continued retirement, deferred compensation, health and welfare benefits for the earlier of three years or the date the executive receives substantially similar benefits from another employer. Additionally, if the executive’s employment is terminated by us without cause or the executive resigns for good reason before a change of control, the executive will be entitled to receive one year’s base salary, the target bonus for the year of the employment termination, full vesting of Section 401(k) employer contributions and stock options and continued retirement, deferred compensation, health and welfare benefits for the earlier of eighteen months or the date the executive receives substantially similar benefits from another employer. Payment of severance benefits is contingent upon the executive signing a release agreement waiving claims against us.

The agreements also ensure that an executive who receives severance benefits—whether or not in connection with a change in control—will also receive various benefits and payments otherwise earned by or owing to the executive for his prior service. Such an executive will receive a pro-rata target bonus for the year of his employment termination and payment of all accrued benefit obligations. We will also make additional payments to any eligible executive who incurs any excise taxes pursuant to the golden parachute provisions of the Internal Revenue Code in respect of the benefits and other payments provided under the agreement or otherwise on account of the change of control. The additional payments will be in an amount such that, after taking into account all applicable federal, state and local taxes applicable to such additional payments, the executive is able to retain from such additional payments an amount equal to the excise taxes that are imposed without regard to these additional payments.

A change of control generally means a merger or other change in corporate structure after which the majority of our stockholders are no longer stockholders, a sale of substantially all of our assets or our approved dissolution or liquidation. Cause is generally defined as the occurrence of one or more acts of unlawful actions involving moral turpitude or gross negligence or willful failure to perform duties or intentional breach of obligations under the employment. Good reason generally means the occurrence of one or more events that have an adverse effect on the executive’s terms and conditions of employment, including any reduction in the executive’s base salary, a material reduction of the executive’s benefits or substantial diminution of the executive’s incentive awards or fringe benefits, a material adverse change in the executive’s position, duties, reporting relationship, responsibilities or status with us, the relocation of the executive’s principal place of employment to a location more than 50 miles away from his prior place of employment or an uncured breach of the employment agreement. However, no reduction of salary or benefits will be good reason if the reduction applies to all executives proportionately.

The agreements with Dr. Molina, Mr. Molina, Mr. Andrews and Dr. Goldstein provide for each executive’s right to require us to repurchase all shares of common stock acquired by such executive pursuant to the exercise of stock options upon their termination by us without cause or upon such executive terminating his employment agreement (i.e., a put right). These put rights are not exercisable for six months after the exercise of the stock options and expire upon the closing of this offering.

On November 7, 2002, we agreed to acquire fully vested stock options to purchase 640,000 shares and a related put option held by Dr. Goldstein. The put option permitted Dr. Goldstein to require us to purchase the 640,000 shares of stock underlying his options at their fair market value based on a methodology set forth in a previous employment agreement. These options were settled through a cash payment of $7,660,000 determined based on the negotiated fair value per share in excess of the exercise price of the 640,000 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $6,880,000.

On November 7, 2002, we agreed to acquire fully vested stock options to purchase 95,200 shares held by Mr. Andrews through a cash payment of $1,023,400. The cash payment was determined based on the negotiated fair value per share in excess of the exercise price of the 95,200 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $915,500.

Except as discussed above, there are no other equity instruments issued by us whereby holders have a put right to require us to repurchase their shares at their election. In addition, we do not anticipate additional purchases of vested options or shares from other holders except for shares to be purchased through the stock redemption and by our contemplated employee stock ownership plan.

Compensation Of Directors

We pay each non-employee director an annual retainer of $35,000. We also pay an additional annual retainer of $7,500 to the chair of the audit committee, $5,000 to each audit committee member and $2,500 to each of the chairs of the other committees. We pay each non-employee director $1,200 for each board and committee meeting attended in person; provided, however, audit committee members receive $2,400 for each audit committee meeting. Non-employee directors receive $600 for participation in telephonic meetings. Each non-employee director shall receive annually an option to purchase 4,000 shares of common stock, vested immediately, with an exercise price equal to fair market value at the time of grant. In addition, each non-employee director shall receive an option to purchase 10,000 shares of common stock, vesting over three years, with an exercise price equal to fair market value at the time of grant. We also pay certain expenses incurred by the directors.

We may, in our discretion, grant additional stock options and other equity awards to our non-employee directors from time to time under the 2002 Equity Incentive Plan, which is summarized below. The board may also decide to have automatic annual option grants under the 2002 Equity Incentive Plan.

Compensation Committee Interlocks And Insider Participation

No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity, other than our health plans, that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

The following summary compensation table sets forth information concerning compensation earned in fiscal years 2002 and 2001 by individuals who served as our Chief Executive Officer and the remaining four most highly compensated executive officers as of December 31, 2002 and 2001. We refer to these executives collectively as our named executive officers.

		Annual Compensation			Long-Term Compensation Awards
Name And Principal Position		Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Securities Underlying Options (#) (2)	Securities Underlying Options ($) (3)	All Other Compensation ($) (4)
J. Mario Molina, M.D.	2002	$567,308	$500,000	$4,200	—	$—	$7,430	(5)
Chief Executive Officer, President, and Chairman	2001	400,000	250,000	7,200	—	—	7,100	(5)
John C. Molina, J.D.	2002	453,846	278,592	4,200	—	—	7,013	(6)
Executive Vice President, Financial Affairs, Treasurer and Director	2001	250,272	175,000	7,200	—	—	7,013	(6)
George S. Goldstein, Ph.D.	2002	406,646	160,973	8,450	—	—	9,176	(7)
Executive Vice President, Health Plan Operations and Director	2001	327,691	116,969	7,300	160,000	1,206,240	8,647	(7)
Mark L. Andrews, Esq.	2002	362,169	129,336	4,550	—	—	7,277	(8)
Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary	2001	287,290	80,400	7,250	72,000	542,808	7,037	(8)
Richard A. Helmer, M.D.	2002	284,677	66,723	7,500	—	—	7,373	(9)
Vice President and Chief Medical Officer	2001	286,788	4,943	7,200	57,120	430,628	7,494	(9)

(1)	Auto allowances
(2)	Options granted to each named executive officer during 2002 and 2002 to purchase the Company’s common shares.
(3)	Estimated fair value of the options on the date of grant.
(4)	All other compensation includes employer matching contributions under the Company’s 401(k) plan and the portion of premiums on life insurance benefits in excess of $50,000.
(5)	401(k) contributions of $6,800 in 2002 and 2001 and insurance premiums of $630 and $300 in 2002 and 2001, respectively.
(6)	401(k) contributions of $6,800 in 2002 and 2001 and insurance premiums of $213 in 2001 and 2002.
(7)	401(k) contributions of $6,800 in 2002 and 2001 and insurance premiums of $2,376 and $1,847 in 2002 and 2001, respectively.
(8)	401(k) contributions of $6,800 in 2002 and 2001 and insurance premiums of $477 and $237 in 2002 and 2001, respectively.
(9)	401(k) contributions of $6,800 in 2002 and 2001 and insurance premiums of $573 and $694 in 2002 and 2001, respectively.

Option Grants In Last Fiscal Year.    The following table sets forth information regarding stock options granted during the fiscal year ended December 31, 2002 to our named executive officers. The amounts described in the following table under the heading “Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term” represents hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on assumed rates of stock value appreciation of 0%, 5% and 10% compounded annually from the date the options were granted until their expiration date. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

Option Grants in Year Ended December 31, 2002

Name	Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
					0%	5%	10%
J. Mario Molina, M.D.	—	—	—	—	—	—	—
John C. Molina, J.D.	—	—	—	—	—	—	—
George S. Goldstein, PhD.	—	—	—	—	—	—	—
Mark L. Andrews, Esq.	—	—	—	—	—	—	—
Richard A. Helmer, M.D.	—	—	—	—	—	—	—

(1)	Calculated based on the estimated fair market value of $10.125 per share on the date of grant as determined by our board of directors based on comparable market values of similar companies and discounted cash flows valuation techniques.

Year-End Option Exercise and Option Value Table.    The following table sets forth information concerning the number and value of unexercised options to purchase common stock held by the named executive officers. There was no public trading market for our common stock as of December 31, 2002. Accordingly, the values of the unexercised in-the-money options have been calculated on the basis of the estimated fair market value at December 31, 2002 of $16.98 per share, as determined by our board of directors, based on comparable market values of similar companies and discounted cash flows valuation techniques.

Aggregated Option Exercises in Fiscal Year Ended December 31, 2002

And Fiscal Year-End Option Values

	Number of Shares Acquired in Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
J. Mario Molina, M.D.	—	$—	—	—	$—	$—
John C. Molina, J.D.	—	—	—	—	—	—
George S. Goldstein, PhD.	—	—	80,000	80,000	998,000	998,000
Mark L. Andrews, Esq.	—	—	128,800	48,000	1,868,780	598,800
Richard A. Helmer, M.D.	—	—	—	57,120	—	712,572

STOCK PLANS

2002 Equity Incentive Plan

The 2002 Equity Incentive Plan permits us to grant incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), non-qualified stock options, restricted stock, performance shares and stock bonus awards to our officers, employees, directors, consultants, advisors and other service providers effective as of the offering date. The Equity Incentive Plan currently allows for the issuance of 1,600,000 shares of common stock, with a maximum of 600,000 of those shares eligible for issuance as restricted stock, performance shares and stock bonus awards. Beginning the January 1 after the effectiveness of the offering and upon each January 1st thereafter, the number of shares issuable under the Equity Incentive Plan will automatically increase by the lesser of 400,000 shares or 2% of our issued and outstanding capital stock on a fully-diluted basis, unless our board of directors otherwise determines to provide a smaller increase. Any shares reserved for issuance under the Omnibus Stock and Incentive Plan for Molina Healthcare, Inc. (as described below) that are not needed for outstanding options granted under that plan will be included in the shares reserved for the 2002 Equity Incentive Plan.

Our compensation committee administers the Equity Incentive Plan. Subject to the provisions of the Equity Incentive Plan, the compensation committee may select the individuals eligible to receive awards, determine the terms and conditions of the awards granted (including the number of shares or options to be awarded and the purchase price or exercise price, as the case may be), accelerate the vesting schedule of any award and generally administer and interpret the plan.

We intend to comply with the deductibility restrictions under Section 162(m) of the Internal Revenue Code of 1986, as amended. Stock option grants to our named executive officers after the end of the so-called reliance period for transition to public company status under United States Treasury regulations will have an exercise price at least equal to our common stock’s then fair market value, and the number of shares that may be subject to equity awards made during any one calendar year to a named executive officer shall not exceed 600,000.

Options are typically subject to vesting schedules, terminate ten years from the date of grant (five years in the case of incentive stock options granted to employees holding 10% or more of the voting power of Molina Healthcare, Inc., including any subsidiary corporations) and may be exercised for specified periods after the grantee terminates employment or other service relationship with us. The vesting date and service requirements of each award are determined by the compensation committee. The compensation committee may place additional conditions on equity awards such as the achievement of performance goals or objectives in a grant document.

Upon the exercise of options, the option exercise price must be paid in full either (i) in cash or by certified or bank check or other instrument acceptable to the compensation committee, or (ii) so long as it would not result in a financial charge against our earnings, by delivery of shares of common stock owned by the optionee for at least six months with a fair market value equal to the option exercise price or by a broker-assisted cashless exercise.

Restricted stock and performance shares may not be sold, assigned, transferred or pledged except as specifically provided in the grant document. If a restricted stock or performance share award recipient terminates employment or other services relationship with us or other events specified in the grant document occur, we have the right to repurchase some or all of the shares of stock subject to the award at the exercise price of such stock.

In the event of a change in control, the stock option agreements may provide for immediate accelerated vesting of any unvested shares as if the employee continued employment for another twelve months with additional accelerated vesting of any remaining unvested shares upon termination of the optionholder’s employment without cause or resignation by the optionholder for good reason within a year of the change in control. Notwithstanding the foregoing, we may require all outstanding awards to be exercised before the change in control, terminate each outstanding award in exchange for a payment of cash and/or securities to the extent that such awards are vested, or terminate each outstanding award for no consideration to the extent that awards are unvested.

2000 Omnibus Stock and Incentive Plan

Except for authorized grants of options to our non-employee directors to purchase an aggregate of 56,000 shares of common stock, we have frozen any further grants of stock based compensation under the 2000 Omnibus Stock and Incentive Plan. As of December 31, 2002, stock options to purchase a total of 758,360 shares at a weighted average exercise price of $3.57 per share were outstanding under the Plan.

2002 Employee Stock Purchase Plan

Our 2002 Employee Stock Purchase Plan was adopted by our board of directors and approved by our stockholders in July 2002. The 2002 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and is administered by our compensation committee.

Up to 600,000 shares of common stock may be issued under the Employee Stock Purchase Plan, none of which have been issued as of the effective date of this offering. Beginning the January 1 after the effectiveness of this offering and upon each January 1st, thereafter, the number of shares issuable under the Employee Stock Purchase Plan will automatically increase by the lesser of 1% or 6,000 shares of our issued and outstanding capital stock on a fully-diluted basis.

The first offering under the Employee Stock Purchase Plan will begin on the effective date of this offering and end on December 31, 2003. Subsequent offerings will commence on each January 1 and July 1 thereafter and will have a duration of six months. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period will be eligible to participate in the Employee Stock Purchase Plan. Any employee who first becomes eligible during an offering or is hired during an offering and otherwise meets the eligibility requirements will be eligible to participate in the offering on the first day of the offering period after the employee satisfies the eligibility requirements. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of our stock (including the stock of any parent or subsidiary corporation) will not be eligible to participate in the Employee Stock Purchase Plan.

During each offering, an employee may purchase shares under the Employee Stock Purchase Plan by authorizing payroll deductions of up to 15% of his or her compensation during the offering period. Unless the employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase common stock on the last business day of each offering period at a price equal to 85% of the fair market value of the common stock on the first day of the offering period or, if later, the date on which the participant first begins participating in the offering or, or the last day of the offering period, whichever is lower. For purposes of the initial offering period, the fair market value of the common stock on the first day of the offering period will be the public offering price set forth on the cover page of the prospectus. Notwithstanding the foregoing, during the first purchase period of the initial offering period, all eligible employees will automatically be enrolled in the offering and will purchase shares of our common stock at the end of the first purchase period by making a lump sum cash payment equal to 10% of their compensation (unless an election is made, after the date of the initial offering period and prior to the end of the first purchase period, to commence payroll deduction or to withdraw from the Employee Stock Purchase Plan). Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock in any calendar year.

In the event of a change in control, we will accelerate the purchase date of the then current purchase period to a date immediately prior to the change in control, unless the acquiring or successor corporation assumes or replaces the purchase rights outstanding under the Employee Stock Purchase Plan. In the event of a proposed dissolution or liquidation of the Company, the current offering period will terminate immediately prior to the consummation of such event and we may either accelerate the purchase date of such purchase period to a date immediately prior to such event or return all accumulated payroll deductions to each participant, without interest.

401(k) Plan

We have established a 401(k) plan for our employees that is intended to be qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deduction within statutory and plan limits. The Company matches up to the first 4% of compensation contributed by employees. Upon the establishment of our employee stock ownership plan, we intend to discontinue the Company matching benefit provided to our employees in the 401(k) plan.

Employee Stock Ownership Plan and Trust

We intend to establish an employee stock ownership plan, ESOP, that will be qualified under Section 4975(e)(7) of the Internal Revenue Code. The ESOP will be intended to enable eligible employees to acquire ownership interests in our common stock. The ESOP will be administered by an independent trustee. We intend to borrow funds under our credit facility and, in turn, loan the funds to the ESOP trustee for the purchase of approximately $20.0 million of our common stock prior to the closing of this offering from certain of our stockholders, including a trust, the remainder beneficiaries of which include directors and executive officers. The terms of the proposed loan to the ESOP trustee and the sale of shares of our common stock by certain stockholders to the ESOP trustee are not yet finalized. The terms of the credit facility are described under Credit Facility.

Limitation Of Liability Of Directors And Indemnification Of Directors And Officers

As permitted by the Delaware General Corporation Law, or DGCL, our certificate of incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as it now exists or as it may be amended. As of the date of this prospectus, the DGCL permits limitations of liability for a director’s breach of fiduciary duty other than liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Our bylaws provide that directors and officers shall be, and in the discretion of our board of directors, non-officer employees may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on our behalf. The bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders or otherwise. We also have directors’ and officers’ insurance against certain liabilities. This provision does not alter a director’s liability under the federal securities laws or to parties other than the Company or our stockholders and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons as described above, we have been advised that in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors, executive officers and certain key officers. The indemnification agreement provides that the director or officer will be indemnified to the fullest extent not prohibited by law for claims arising in such person’s capacity as a director or officer no later than 30 days after written demand to us. The agreement further provides that in the event of a change of control, we would seek legal advice from a special independent counsel selected by the officer or director and approved by us, who has not performed services for either party for five years, to determine the extent to which the officer or director would be entitled to an indemnity under applicable law. Also, in the event of a change of control or a potential change of control we would, at the officer’s or director’s request, establish a trust in an amount equal to all reasonable expenses anticipated in connection with investigating, preparing for and defending any claim. We believe that these agreements are necessary to attract and retain skilled management with experience relevant to our industry.

Option Settlements

On November 7, 2002, we agreed to acquire fully vested stock options to purchase 640,000 shares and a related put option held by Dr. Goldstein through a cash payment of $7,660,000. The cash payment was determined based on the negotiated fair value per share in excess of the exercise price of the 640,000 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $6,880,000.

On November 7, 2002, we agreed to acquire fully vested stock options to purchase 95,200 shares held by Mr. Andrews through a cash payment of $1,023,400. The cash payment was determined based on the negotiated fair value per share in excess of the exercise price of the 95,200 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $915,500.

Loans

In 1996, we received a note receivable from the Molina Family Trust (of which Mary R. Molina, mother of J. Mario Molina, M.D. and John C. Molina, J.D., is the trustee and beneficiary) for the purchase of two medical buildings, which were subsequently leased to us (see Facility Leases below for discussion). The note receivable is secured by the two medical buildings and bears interest at 7% with monthly payments of $2,295 due through September 30, 2026. The balance outstanding at December 31, 2001 and 2002 was $321,000 and $316,000, respectively. The Molina Family Trust is not a beneficial owner of our common stock.

In 2001, we received a note receivable from the Molina Siblings Trust (of which John C. Molina, J.D. is the trustee and J. Mario Molina, M.D., John C. Molina, J.D., M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the beneficiaries) for the purchase of a medical building, which was subsequently leased to us (see Facility Leases below for discussion). The note receivable was repaid in December 2002. The Molina Siblings Trust is a 17.9% beneficial owner of our common stock.

In 2000, we extended a $500,000 credit line to the Molina Siblings Trust. The balance outstanding, which bears interest at 7%, is due in 2010 and is secured by 86,189 shares of our common stock. The balance outstanding at December 31, 2001 and 2002 was $392,000 and $388,000, respectively.

Facility Leases

The agreement to lease the two medical buildings from the Molina Family Trust was entered into in April 1995. These leases have five 5-year renewal options and the rates may change every five years based on the

Consumer Price Index. Effective May 2001, we entered into a similar agreement with the Molina Siblings Trust for the lease of another medical clinic. The lease is for seven years with two 10-year renewal options and provides for fixed annual rate increases of 3% during the base term. Rental expense for these leases totaled $108,000, $295,000 and $390,000 for the years ended December 31, 2000, 2001 and 2002, respectively. Rental rates under these leases are equal to the average of the rates of our leases with third parties as a means of approximating fair value. Future minimum lease payments are as follows at December 31, 2002: $405,000 in 2003; $414,000 in 2004; $337,000 in 2005; $318,000 in 2006; $327,000 in 2007 and $82,000 thereafter.

Services Contracts

We received architecture services from a firm in which Janet M. Watt, sister of J. Mario Molina, M.D. and John C. Molina, J.D., was formerly a partner through 2001. Ms. Watt is a 1.1% beneficial owner of our common stock. We also received technology services from Laurence B. Watt, husband of Janet M. Watt. Aggregate payments for these services during the years ended December 31, 2000, 2001 and 2002 were $18,000, $130,000 and $86,000, respectively.

Split-Dollar Life Insurance

We are a party to Collateral Assignment Split-Dollar Insurance Agreements with the Molina Siblings Trust, the Trust. We agreed to make premium payments towards the life insurance policies held by the Trust on the life of Mary R. Molina, a former employee and director and a current stockholder, in exchange for services from Mrs. Molina when she served on our board of directors and was the director of our Child Health and Disability Prevention Department. The aggregate cash surrender value of the policies as of December 31, 2002 was $1,237,306. We are not an insured under the policies, but are entitled to receive repayment of all premium advances from the Trust upon the earlier of Mrs. Molina’s death or cancellation of the policies. Advances during December 31, 2000, 2001 and 2002 were $290,000, $786,000 and $653,000, respectively. Receivables at December 31, 2001 and 2002 were discounted based on Mrs. Molina’s remaining actuarial life using discount rates commensurate with instruments of similar terms and risk characteristics (6% and 4%, for 2001 and 2002, respectively). Such receivables totaled $878,000 and $1,496,000 at December 31, 2001 and 2002, respectively, and are secured by the cash surrender values of the policies.

Redemption of Stock

In January and February 2003, we redeemed 1,201,174 shares of our common stock at $16.98 per share from Janet M. Watt, Josephine M. Battiste, the Mary R. Molina Living Trust, the Mary Martha Molina Trust (1995), the Janet M. Watt Trust (1995) and the Josephine M. Molina Trust (1995). These stockholders held a combined interest of 40.0% prior to the redemption, which was reduced to 36.2%. The total cash payment of $20,390,000 was made from available cash reserves. The remainder beneficiaries of the Mary R. Molina Living Trust are J. Mario Molina, M.D., John C. Molina, J.D., M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste. We agreed to the redemptions in response to requests for prompt liquidity by certain stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 31, 2003 by:

•	each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock,

•	each of our named executive officers and directors, and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding these options but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each of the named individuals is c/o Molina Healthcare, Inc., One Golden Shore Drive, Long Beach, California 90802.

Percentage ownership calculations are based on 18,798,826 shares outstanding as of March 31, 2003, which assumes the effectiveness of a forty-for-one stock split as a result of the exchange in the reincorporation merger prior to the effectiveness of this registration statement.

To the extent that any shares are issued on exercise of options, warrants or other rights to acquire shares of our capital stock that are presently outstanding or granted in the future, there will be further dilution to new public investors. The following table does not reflect the exercise of the over-allotment option.

Name	Number of Shares Beneficially Owned(1)	Percentage of Outstanding Shares
J. Mario Molina, M.D. (2)	661,021	3.5%
John C. Molina, J.D. (3)	6,833,225	36.3%
William Dentino (4)	10,606,544	56.4%
Curtis Pedersen (5)	9,517,008	51.0%
Mary R. Molina Living Trust (6)	5,869,939	31.2%
Molina Marital Trust (7)	3,647,069	19.4%
Molina Siblings Trust (8)	3,356,000	17.9%
MRM GRAT 301/2 (9)	1,114,419	5.9%
MRM GRAT 301/3 (10)	1,057,427	5.6%
George S. Goldstein, Ph.D. (11)	160,000	*
Mark L. Andrews, Esq. (12)	176,800	*
Richard A. Helmer, M.D. (13)	57,120	*
Ronna Romney (14)	14,000	*
Ronald Lossett, CPA, D.B.A. (15)	14,000	*
Charles Z. Fedak, CPA (16)	14,000	*
Carl D. Covitz (17)	14,000	*
All executive officers and directors as a group (9 persons) (18)	8,551,691	44.6%

*	Denotes less than 1%.
(1)	As required by SEC regulation, the number of shares shown as beneficially owned includes shares which could be purchased within 60 days after March 31, 2003.

(2)	Includes 646,340 shares owned by J. Mario Molina, M.D.; and 14,681 shares owned by Dr. Molina and Therese A. Molina as community property as to which Dr. Molina has shared voting and investment power. Dr. Molina is a Director and our President and Chief Executive Officer.
(3)	Includes 426,677 shares owned by John C. Molina; 11,881 shares owned by Mr. Molina and Michelle A. Molina as community property as to which Mr. Molina has shared voting and investment power; 192,303 shares owned by the John C. Molina Trust (1995), of which Mr. Molina and Mr. Dentino are co-trustees with shared investment power and Mr. Molina is the beneficiary, and as to which Mr. Molina has sole voting power pursuant to a proxy; 62,933 shares owned by the Molina Children’s Trust for John C. Molina (1997), of which Mr. Molina and Mr. Dentino are co-trustees with shared voting and investment power and Mr. Molina is the beneficiary; 3,356,000 shares owned by the Molina Siblings Trust, of which Mr. Molina is the trustee with sole voting and investment power and J. Mario Molina, M.D., M. Martha Bernadett, M.D., Josephine M. Battiste, Janet M. Watt and Mr. Molina are the beneficiaries; 1,114,419 shares owned by the MRM GRAT 301/2, of which Mr. Molina is the trustee with sole voting and investment power, Mary R. Molina, our former director and the mother of J. Mario Molina, M.D., John C. Molina and M. Martha Bernadett, M.D., is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; 1,057,427 shares owned by the MRM GRAT 301/3, of which Mr. Molina is the trustee with sole voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; 323,058 shares owned by the MRM GRAT 502/2, of which Mr. Molina is the trustee with sole voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; 238,133 shares owned by the MRM GRAT 303/2, of which Mr. Molina is the trustee with sole voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; and 50,394 shares owned by the M/T Molina Children’s Education Trust, of which Mr. Molina is the trustee with sole voting and investment power and J. Mario Molina, M.D.’s children are the beneficiaries. Mr. Molina is a Director and our Executive Vice President, Financial Affairs, and Treasurer.
(4)	Includes 5,869,939 shares owned by the Mary R. Molina Living Trust, of which Mr. Dentino and Curtis Pedersen are co-trustees with shared voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; 3,647,069 shares owned by the Molina Marital Trust, of which Mr. Dentino and Mr. Pedersen are co-trustees with shared voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; 192,303 shares owned by the John C. Molina Trust (1995), of which Mr. Molina and Mr. Dentino are co-trustees with shared investment power and Mr. Molina is the beneficiary, and as to which Mr. Molina has sole voting power pursuant to a proxy; 45,027 shares owned by the Mary Martha Molina Trust (1995), of which Dr. Bernadett and Mr. Dentino are co-trustees with shared investment power and Dr. Bernadett is the beneficiary, as to which Dr. Bernadett has sole voting power pursuant to a proxy; 237,303 shares owned by the Janet M. Watt Trust (1995), of which Ms. Watt and Mr. Dentino are co-trustees with shared investment power and Ms. Watt is the beneficiary, as to which Ms. Watt has sole voting power pursuant to a proxy; 237,303 shares owned by the Josephine M. Molina Trust (1995), of which Ms. Battiste and Mr. Dentino are co-trustees with shared investment power and Ms. Battiste is the beneficiary, as to which Ms. Battiste has sole voting power pursuant to a proxy; 62,933 shares owned by the Molina Children’s Trust for M. Martha Molina (1997) of which Mr. Dentino and M. Martha Bernadett, M.D. are co-trustees with shared voting and investment power and Dr. Bernadett is the beneficiary; 62,933 shares owned by the Molina Children’s Trust for John C. Molina (1997), of which Mr. Molina and Mr. Dentino are co-trustees with shared voting and investment power and Mr. Molina is the beneficiary; 125,867 shares owned by the Molina Children’s Trust for Janet M. Watt (1997), of which Mr. Dentino and Janet M. Watt are co-trustees with shared voting and investment power and Ms. Watt is the beneficiary; and 125,867 shares owned by the Molina Children’s Trust for Josephine M. Molina (1997), of which Mr. Dentino and Josephine M. Battiste are co-trustees with shared voting and investment power and Ms. Battiste is the beneficiary. Mr. Dentino is counsel to Mrs. Molina and has provided legal services to various Molina family members and entities in which they have interests. His address is 555 Capitol Mall, Suite 1500, Sacramento, California 95814.
(5)	Includes 5,869,939 shares owned by the Mary R. Molina Living Trust, of which Mr. Pedersen and Mr. Dentino are co-trustees with shared voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; and 3,647, 069 shares owned by the Molina Marital Trust, of which Mr. Pedersen and Mr. Dentino are co-trustees with shared voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries. Mr. Pedersen is the uncle of J. Mario Molina, M.D., John C. Molina, J.D. and M. Martha Bernadett, M.D.
(6)	Beneficial ownership is described in footnotes 4 and 5.
(7)	Beneficial ownership is described in footnotes 4 and 5.
(8)	Beneficial ownership is described in footnote 3.
(9)	Beneficial ownership is described in footnote 3.
(10)	Beneficial ownership is described in footnote 3.
(11)	Includes 160,000 shares which may be purchased pursuant to options. Dr. Goldstein is our Director and Executive Vice President, Health Plan Operations.
(12)	Includes 176,800 shares which may be purchased pursuant to options. Mr. Andrews is our Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary.
(13)	Includes 57,120 shares which may be purchased pursuant to options. Dr. Helmer is our Vice President and Chief Medical Officer.
(14)	Includes 14,000 shares which may be purchased pursuant to options. Ms. Romney is our director.
(15)	Includes 14,000 shares which may be purchased pursuant to options. Mr. Lossett is our director.
(16)	Includes 14,000 shares which may be purchased pursuant to options. Mr. Fedak is our director.
(17)	Includes 14,000 shares which may be purchased pursuant to options. Mr. Covitz is our director.
(18)	Includes all shares beneficially owned or which may be purchased by J. Mario Molina, M.D., John C. Molina, J.D., George S. Goldstein, Ph.D., Mark L. Andrews, Esq., M. Martha Bernadett, M.D., Ronna Romney, Ronald Lossett, CPA, D.B.A., Charles Z. Fedak, CPA, Carl D. Covitz.

DESCRIPTION OF CAPITAL STOCK

On the completion of this offering, we will be authorized to issue 80,000,000 shares of common stock and 20,000,000 shares of preferred stock. Shares of each class have a par value of $0.001 per share. The following description summarizes information about our capital stock. You can obtain more comprehensive information about our capital stock by consulting our bylaws and certificate of incorporation, as well as the Delaware General Corporation Law.

Common Stock

As of December 31, 2002, our charter provided for one series of common stock, of which 500,000 shares were issued and outstanding and held of record by 46 shareholders. Each share of common stock will be exchanged for 40 shares of common stock upon our reincorporation in Delaware prior to the time we close this offering. Fractional shares will be rounded to the nearest whole share.

Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable.

Preferred Stock

The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock,

•	diluting the voting power of the common stock,

•	impairing the liquidation rights of the common stock, or

•	delaying or preventing a change of control of our company.

There are currently no shares of preferred stock outstanding.

There are currently no warrants outstanding.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Molina’s Certificate of Incorporation and Bylaws

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15.0% or more of the corporation’s outstanding voting stock. The statute could delay, defer or prevent a change of control of our company.

Some provisions of our certificate of incorporation and bylaws, may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in one’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

In connection with our reincorporation in Delaware, we increased the number of shares of common stock authorized for issuance to 80,000,000. The issuance of additional shares of common stock could have the effect of delaying, deferring or preventing a change of control, even if such change in control would be beneficial to our stockholders.

The terms of certain provisions of our certificate of incorporation and bylaws may have the effect of discouraging a change in control. Such provisions include the requirement that all stockholder action must be effected at a duly-called annual meeting or special meeting of the stockholders and the requirement that stockholders follow an advance notification procedure for stockholder business to be considered at any annual meeting of the stockholders.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors is elected each year. These provisions, when coupled with the provision of our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

Cumulative Voting

Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our certificate of incorporation expressly denies stockholders the right to cumulative voting in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude, delay or discourage stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Stockholder Action; Special Meeting of Stockholders

Our certificate of incorporation eliminates the ability of stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by our Chairman of the Board, Chief Executive Officer, President, a majority of our directors or committee of the board of directors specifically designated to call special meetings of stockholders. These provisions may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to effect a change in our control or change in our management by means of a proxy contest, tender offer, merger or otherwise.

Charter Amendments

Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage.

Transfer Agent Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “MOH.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of any shares for sale will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of outstanding options and warrants), or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise capital through a future sale of our securities.

After this offering,                  shares of common stock will be outstanding, assuming the issuance of an aggregate of                  shares of common stock. The number of shares outstanding after this offering is based on the number of shares outstanding as of December 31, 2002 and assumes no exercise of outstanding options. The             shares sold in this offering will be freely tradable without restriction under the Securities Act.

The remaining                      shares of common stock held by existing stockholders are restricted shares and are subject to the contractual restrictions described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exception from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below. All of these restricted shares will be available for resale in the public market in reliance on Rule 144 immediately following this offering and will be subject to lock-up agreements described below.

Sales of Restricted Shares and Shares Held by Our Affiliates

In general, under Rule 144 as currently in effect, an affiliate of the Company or a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate of the Company, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of our then outstanding shares of common stock or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years including any period of ownership of preceding non-affiliated holders, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Exchange Act. To be eligible for resale under Rule 701, shares must have been issued in connection with written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates, under Rule 144 without compliance with its one-year minimum holding period.

We have reserved an aggregate of 1,600,000 shares of common stock for issuance pursuant to our 2002 Equity Incentive Plan and options to purchase approximately 758,360 shares are outstanding at December 31, 2002 under the frozen Omnibus Stock and Incentive Plan and prior grants. We have also reserved an aggregate of 600,000 shares of common stock for issuance under our 2002 Employee Stock Purchase Plan.

As soon as practicable following the offering, we intend to file registration statements under the Securities Act to register shares of common stock reserved for issuance under the 2002 Equity Incentive Plan and the 2002 Employee Stock Purchase Plan as well as pre-IPO shares qualified under Rule 701 that may be issued under the 2000 Omnibus Stock and Incentive Plan. Such registration statement will automatically become effective immediately upon filing. Any shares issued upon the exercise of stock options or following purchase under the 2002 Employee Stock Purchase Plan will be eligible for immediate public sale, subject to the lock-up agreements noted below. See “Management — 2002 Equity Incentive Plan,” “— 2000 Omnibus Stock and Incentive Plan” and “— 2002 Employee Stock Purchase Plan.”

We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under the 2002 Equity Incentive Plan and the 2002 Employee Stock Purchase Plan.

Lock-Up

Each of our executive officers, directors, stockholders and optionholders will have entered into lock-up agreements prior to the commencement of this offering providing, with limited exceptions, that they will not offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge, or grant any rights with respect to any shares of common stock, any options or warrants to purchase, any of the shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock owned by them, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, without the prior written consent of Banc of America Securities LLC and CIBC World Markets Corp., for a period of 180 days after the date of this prospectus.

Banc of America Securities LLC and CIBC World Markets Corp. in their sole discretion and at any time without notice, may release all or any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, Banc of America Securities LLC and CIBC World Markets Corp. will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Following the expiration of the 180-day lock-up period, additional shares of common stock will be available for sale in the public market subject to compliance with Rule 144 or Rule 701.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and CIBC World Markets Corp. are acting as joint book-running managers of the offering and together with SG Cowen Securities Corporation are acting as representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
CIBC World Markets Corp.
SG Cowen Securities Corporation

Total

The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow some dealers a concession of not more than $             per share. The underwriters also may allow, and any dealers may re-allow, a concession of not more than $             per share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters, and

•	the right to reject orders in whole or in part.

The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each be obligated, subject to certain conditions, to purchase additional shares approximately in proportion to the amounts specified in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. We will pay the expenses associated with the exercise of the over-allotment option.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is         % of the initial public offering price. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Molina
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                .

We and our directors, executive officers, all of our existing stockholders and all of our optionholders will have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and such holders of stock and options have agreed, with limited exceptions, not to sell, directly or indirectly, any shares of common stock without the prior written consent of both Banc of America Securities LLC and CIBC World Markets Corp. for a period of 180 days after the date of this prospectus. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and sell shares pursuant to our stock plans without such consent. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

We have applied for listing on the New York Stock Exchange under the symbol “MOH.”

We will indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by this prospectus.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives of the underwriters. Among the factors considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete,

•	the past and present financial performance of our company,

•	an assessment of our management,

•	the present state of our development,

•	the prospects for our future earnings,

•	the prevailing market conditions of the applicable United States securities market at the time of this offering, market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to our company, and

•	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Certain of the underwriters and their affiliates have provided, from time to time, and expect to provide in the future, investment and commercial banking and financial advisory services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. CIBC World Markets Corp. is currently acting as advisor to us in connection with possible acquisition opportunities. Banc of America Securities LLC and CIBC World Markets Corp. are co-lead arrangers of the $75.0 million credit facility dated as of March 19, 2003. Bank of America, N.A. is the administrative agent and CIBC World Markets Corp. is the syndication agent of the credit facility. Bank of America, N.A., U.S. Bank National Association, an affiliate of Banc of America Securities LLC, CIBC Inc. and Societe Generale, an affiliate of SG Cowen Securities Corporation, are lenders under the credit facility.

Because affiliates of Banc of America Securities LLC, CIBC World Markets Corp. and SG Cowen Securities Corporation may, in aggregate, receive in excess of 10% of the proceeds in the offering in connection with our repayment of amounts outstanding under our credit facility, the offering is being conducted in accordance with Rule 2710(c)(8) and 2720 of the NASD Conduct Rules. These rules require that the initial public offering price may be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. [                    ] is serving in that capacity and has conducted due diligence and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part. The initial public offering price is not higher than the price recommended by [                    ].

The underwriters, at our request, have reserved for sale to our employees, family members of employees, business associates and other third parties at the initial public offering price up to 5% of the shares being offered by this prospectus. The sale of these shares will be made by                     . We do not know if our employees or affiliates will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Reserved shares purchased by our employees and affiliates will not be subject to a lock-up except as may be required by the Conduct Rules of the National Association of Securities Dealers. These rules require that some purchasers of reserved shares be subject to three-month lock-ups if they are affiliated with or associated with NASD members or if they or members of their immediate families hold senior positions at financial institutions. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by McDermott, Will & Emery, Los Angeles, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Willkie Farr & Gallagher, New York, New York.

EXPERTS

The consolidated financial statements of Molina Healthcare, Inc., at December 31, 2000, 2001 and 2002, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) which we have filed with the SEC under the Securities Act, with respect to the common stock offered in this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of documents filed as exhibits are not necessarily complete, and reference is made to the copy so filed, each such statement being qualified in all respects by such reference. You can inspect and copy the registration statement and the reports and other information we file with the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The same information will be available for inspection and copying at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of this material from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

Upon the effectiveness of the registration statement, we will become subject to the information requirements of the Exchange Act. We will then file reports, proxy statements and other information under the Exchange Act with the SEC. You can inspect and copy these reports and other information of our company at the locations set forth above or download these reports from the SEC’s website.

We have applied to have our common stock approved for quotation on the New York Stock Exchange.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Molina Healthcare, Inc.

We have audited the accompanying consolidated balance sheets of Molina Healthcare, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2002, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Molina Healthcare, Inc. and subsidiaries at December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Los Angeles, California

January 31, 2003, except Notes 10 and 12, as to
which the dates are                 , 2003 and
March 21, 2003, respectively

The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 10 to the consolidated financial statements.

/s/ Ernst & Young LLP

Los Angeles, California

January 31, 2003, except Note 12, as to
which the date is March 21, 2003

MOLINA HEALTHCARE, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	December 31		Unaudited Pro Forma December 31, 2002
	2001	2002
ASSETS

Current assets:
Cash and cash equivalents	$102,750	$139,300	$123,910
Receivables	21,078	29,591	29,591
Income taxes receivable	—	904	904
Deferred income taxes	1,561	2,083	2,083
Prepaid and other current assets	2,844	5,682	5,682

Total current assets	128,233	177,560	162,170
Property and equipment, net	9,637	13,660	13,660
Goodwill and intangible assets, net	4,768	6,051	6,051
Restricted investments	2,000	2,000	2,000
Deferred income taxes	1,477	2,287	2,289
Advances to related parties and other assets	3,505	3,408	3,408

Total assets	149,620	204,966	189,576

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Medical claims and benefits payable	64,100	90,811	90,811
Accounts payable and accrued liabilities	10,903	12,074	12,074
Income taxes payable	4,087	—	—
Current maturities of note payable	51	55	55

Total current liabilities	79,141	102,940	102,940
Note payable, less current maturities	3,350	3,295	8,295
Other long-term liabilities	2,370	3,464	3,464

Total liabilities	84,861	109,699	114,699

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.001 par value; 80,000,000 shares authorized; issued and outstanding: 20,000,000 shares at December 31, 2001 and 2002, 18,798,826 pro forma shares at December 31, 2002, (see Note 12)	5	5	5
Preferred stock, $0.001 par value; 20,000,000 shares authorized, no shares issued and outstanding	—	—	—
Retained earnings	64,754	95,262	95,262
Less treasury stock (1,201,174 shares, at cost)	—	—	(20,390)

Total stockholders’ equity	64,759	95,267	74,877

Total liabilities and stockholders’ equity	149,620	204,966	189,576

See accompanying notes.

MOLINA HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)

	Year ended December 31
	2000	2001	2002
Revenue:
Premium revenue	$324,300	$499,471	$639,295
Other operating revenue	1,971	1,402	2,884
Investment income	3,161	2,982	1,982

Total operating revenue	329,432	503,855	644,161
Expenses:
Medical care costs:
Medical services	107,883	149,999	177,584
Hospital and specialty services	127,139	212,799	296,347
Pharmacy	29,386	45,612	56,087

Total medical care costs	264,408	408,410	530,018
Marketing, general and administrative expenses (including a charge for stock option settlements of $7,796 in 2002)	38,701	42,822	61,227
Depreciation and amortization	2,085	2,407	4,112

Total expenses	305,194	453,639	595,357

Operating income	24,238	50,216	48,804
Other income (expense):
Interest expense	(578)	(347)	(438)
Other, net	381	(214)	33

Total other expense	(197)	(561)	(405)

Income before income taxes	24,041	49,655	48,399
Provision for income taxes	9,156	19,453	17,891

Income before minority interest	14,885	30,202	30,508
Minority interest	79	(73)	—

Net income	14,964	30,129	30,508

Unaudited pro forma net income (see Note 12)			30,155

Net income per share:
Basic	0.75	1.51	1.53

Diluted	0.73	1.46	1.48

Unaudited pro forma net income per share (see Note 12):
Basic			1.60

Diluted			1.55

See accompanying notes.

MOLINA HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(dollars in thousands)

	Common Stock		Accumulated Other Comprehensive Loss	Retained Earnings	Total
	Outstanding	Amount
Balance at January 1, 2000	20,000,000	$5	$(20)	$20,661	$20,646
Comprehensive income (loss):
Net income	—	—	—	14,964	14,964
Other comprehensive loss, net of tax:
Unrealized loss on marketable securities	—	—	(3)	—	(3)

Comprehensive income (loss)	—	—	(3)	14,964	14,961
Cash dividends declared	—	—	—	(1,000)	(1,000)

Balance at December 31, 2000	20,000,000	5	(23)	34,625	34,607
Comprehensive income:
Net income	—	—	—	30,129	30,129
Other comprehensive income, net of tax:
Realized loss on marketable securities	—	—	23	—	23

Comprehensive income	—	—	23	30,129	30,152

Balance at December 31, 2001	20,000,000	5	—	64,754	64,759
Comprehensive income:
Net income	—	—	—	30,508	30,508

Comprehensive income	—	—	—	30,508	30,508

Balance at December 31, 2002	20,000,000	5	—	95,262	95,267

See accompanying notes.

MOLINA HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year ended December 31
	2000	2001	2002
Operating activities
Net income	$14,964	$30,129	$30,508
Minority interest	(79)	73	—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,085	2,407	4,112
Deferred income taxes	(64)	(969)	(1,332)
Loss on disposal of property and equipment	245	416	38
Stock-based compensation	401	505	860
Changes in operating assets and liabilities:
Receivables	(14,805)	11,610	(8,513)
Claims receivable—FHS Subsidiary	12,012	—	—
Prepaid and other current assets	7,529	(436)	(2,838)
Medical claims and benefits payable	389	14,585	26,711
Accounts payable and accrued liabilities	(2,345)	1,554	1,171
Income taxes payable (receivable)	1,269	1,478	(4,991)

Net cash provided by operating activities	21,601	61,352	45,726
Investing activities
Proceeds from sale of marketable securities, net	1,938	—	—
Release of statutory deposits	—	1,050	—
Purchase of equipment	(1,758)	(2,105)	(6,206)
Other long-term liabilities	615	(486)	234
Advances to related parties and other assets	(695)	(1,537)	97
Net cash paid in purchase transactions	—	(1,250)	(3,250)

Net cash provided by (used in) investing activities	100	(4,328)	(9,125)
Financing activities
Cash dividends declared	(1,000)	—	—
Maturity of restricted investments	12,800	—	—
Principal payments on notes payable and capital lease obligations	(13,836)	(59)	(51)

Net cash used in financing activities	(2,036)	(59)	(51)

Net increase in cash and cash equivalents	19,665	56,965	36,550
Cash and cash equivalents at beginning of year	26,120	45,785	102,750

Cash and cash equivalents at end of year	45,785	102,750	139,300

Supplemental cash flow information
Cash paid during the period for:
Income taxes	$7,950	$18,944	$24,215

Interest	580	342	352

See accompanying notes.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share data)

December 31, 2002

1.    The Reporting Entity

Molina Healthcare, Inc. (the Company) is a multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals. The Company was founded in 1980 as a provider organization serving the Medicaid population through a network of primary care clinics in California. In 1994, the Company began operating as a health maintenance organization (HMO). The Company’s operations include Molina Healthcare of California (California HMO), Molina Healthcare of Utah, Inc. (Utah HMO), Molina Healthcare of Washington, Inc. (Washington HMO), and Molina Healthcare of Michigan, Inc. (Michigan HMO).

The consolidated financial statements and notes give effect to a 40-for-1 stock split of our outstanding common stock and recapitalization as a result of the share exchange in the reincorporation merger to occur prior to the effectiveness of our registration statement with the Securities and Exchange Commission (see Note 10. Restatement of Capital Accounts).

2.    Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Principal areas requiring the use of estimates include: determination of allowances for uncollectible accounts, settlements under risks/savings sharing programs, impairment of long-lived and intangible assets, medical claims and accruals, professional and general liability claims, reserves for potential absorption of claims unpaid by insolvent providers, reserves for the outcome of litigation, and valuation allowances for deferred tax assets.

Premium Revenue

Premium revenue is primarily derived from Medi-Cal/Medicaid programs and other programs for low-income individuals, which represented at least 99% of the Company’s premium revenue for each of the three years in the period ended December 31, 2002. Premium revenue includes per member per month fees received for providing substantially all contracted medical services and fee for service reimbursement for delivery of newborns on a per case basis (birth income). Prepaid health care premiums are reported as revenue in the month in which enrollees are entitled to receive health care. A portion of the premiums is subject to possible retroactive adjustments which have not been significant. Birth income is recorded during the month when services are rendered and accounted for 7% or less of total premium revenue during each of the three years in the period ended December 31, 2002.

Through July 2000, the California HMO was a subcontractor with another HMO to provide comprehensive health care services to Medi-Cal beneficiaries located in Sacramento. The Company terminated its subcontract

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

due in part to premiums which the California HMO believed it was owed but had not been paid. Because of the uncertainty regarding collection of the disputed premiums from the subcontractor, the premiums were not recorded in years 1997 to 1999 for which they were due. In December 2000, the California HMO negotiated a $2,000 settlement. The settlement was recorded as a change in estimate and increased premium revenue and income before income taxes for the year ended December 31, 2000.

Effective July 1, 2002, the Utah HMO agreed to provide medical and utilization management services to Utah Medicaid members through June 30, 2003 under a 1-year stop-loss guarantee for the first 40,000 members. The state of Utah agreed to pay the Utah HMO 100% of medical costs plus 9% of medical costs as an administrative fee. In addition, if the actual medical costs and administrative fee are less than a predetermined amount, the Utah HMO will receive all or a portion of the difference as additional revenue. The additional revenue is equal to the savings up to 5% of the predetermined amount plus 50% of the savings above 5% of that amount. The arrangement is subject to review and revision on or after April 1, 2003. Under the stop loss agreement, the Utah HMO recognizes premium revenue equal to medical costs incurred, contracted administrative fee, and an estimate of the savings earned based on performance by its provider network, utilization management, and pharmacy benefit services.

Medical Care Costs

The Company arranges to provide comprehensive medical care services to its members through its clinics and a network of contracted hospitals, physician groups and other health care providers. Medical care costs represent cost of health care services, such as physician salaries at clinics operated by the Company and fees to contracted providers under capitation and fee-for-service arrangements.

Under capitation contracts, the Company pays a fixed per member per month payment to the provider without regard to the frequency, extent or nature of the medical services actually furnished. Capitation contracts include provisions for certain noncapitated services for which the Company is liable. Certain arrangements also contain incentive programs based on service delivery, quality of care, utilization management and other criteria. Under fee-for-service arrangements, the Company retains the financial responsibility for medical care provided at discounted payment rates. Expenses related to capitation and fee for service programs are recorded in the period in which the related services are dispensed.

Medical claims and benefits payable include claims reported as of the balance sheet date and estimated costs of medical care services rendered but not reported. Such estimates are developed using actuarial methods and are based on many variables, including utilization of health care services, historical data for payment patterns, cost trends, product mix, seasonality, changes in membership and other factors. The Company includes loss adjustment expenses in the recorded claims liability. The estimation methods and the resulting reserves are continually reviewed and updated, and any adjustments are reflected in current operations.

The state of Washington’s Social Security Income, or SSI, program provides medical benefits to Medicaid beneficiaries that meet specific health and financial status qualifications. The Washington HMO assists assigned Medicaid members to qualify for SSI program benefits. When qualified, the state of Washington assumes responsibility on a retroactive basis for the cost of patient care. The Washington HMO then proceeds to recover claims payments paid on behalf of the SSI member. Estimates for claims recoveries are reported as reductions of medical care costs and medical claims and benefits payable in the period the services are dispensed, and are developed using actuarial methods based on historical claims recovery data.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company reports reinsurance premiums as medical care costs, while related reinsurance recoveries are reported as deductions from medical care costs. The Company limits the risk of catastrophic losses by maintaining high deductible reinsurance coverage. The Company does not consider this coverage to be material as the cost is not significant and the likelihood that coverage will be applicable is low.

The following table shows the components of the change in medical claims and benefits payable for the years ended December 31, 2000, 2001 and 2002:

	Year ended December 31
	2000	2001	2002
Balances as of January 1	$46,997	$49,515	$64,100
Components of medical care costs related to:
Current year	268,699	412,052	534,349
Prior years	(4,291)	(3,642)	(4,331)

Total medical care costs	264,408	408,410	530,018
Payments for medical care costs related to:
Current year	223,434	356,032	452,712
Prior years	38,456	37,793	50,595

Total paid	261,890	393,825	503,307

Balances as of December 31	49,515	64,100	90,811

The changes in medical care costs relating to prior years result from favorable settlement of claims and SSI recoveries as compared to previous estimates. These results are due to improvements in claims processing and utilization management, and successful SSI program cost recovery efforts in the state of Washington, which are favorable when compared to historical experience from which the original estimates were developed.

Provider Instability and Insolvency

The Company maintains insolvency reserves for estimated referral claims which are the responsibility of specifically identified capitated providers, where conditions indicate claims are not being paid or have slowed considerably. Depending on states’ laws, the Company may be held liable for unpaid health care claims that are the responsibility of the capitated provider and for which the provider has already received capitation. The Company continues to monitor the financial condition of providers where there is perceived risk of insolvency and adjusts such reserves as necessary. Information provided by providers may be unaudited, self-reported information or may not ultimately be obtained.

To reduce insolvency risk, the Company has developed contingency plans that include transferring members to other providers and reviewing operational and financial plans to monitor and maximize financial and network stability. As capitation contracts are renewed, management has also taken steps, where feasible, to establish security reserves for insolvency issues. Such reserves are frequently in the form of segregated funds from the provider that are held by the Company or in the provider’s name in a third-party financial institution. These funds may be used to pay claims that are the financial responsibility of the provider in the event the provider is unable to meet these obligations. At December 31, 2001 and 2002, the Company has recorded estimated losses arising from provider instability or insolvency, in excess of the security reserves.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Premium Deficiency Reserves on Loss Contracts

The Company assesses the profitability of its contracts for providing medical care services to its members when current operating results or forecasts indicate probable future losses. Anticipated future premiums are compared to medical care related costs, including estimated payments for physicians and hospitals, and the cost of processing claims. If the anticipated future costs exceed the premiums, a loss contract accrual is recognized. No such reserves were required as of December 31, 2001 and 2002.

Marketable Securities

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Realized gains and losses and unrealized losses judged to be other than temporary with respect to available-for-sale and held-to-maturity securities are included in the determination of net income. The cost of securities sold is determined using the specific-identification method. Fair values of securities are based on quoted prices in active markets.

Except for restricted investments, marketable securities are designated as available-for-sale and are carried at fair value. Unrealized gains or losses, if any, net of applicable income taxes, are recorded in stockholders’ equity as other comprehensive income. Since these securities are available for use in current operations, they are classified as current assets without regard to the securities’ contractual maturity dates. Marketable securities held by the Company consisted primarily of debt securities acquired with the purchase of the Washington HMO, which were sold in 2000. Certain equity securities held by the Company, which were immaterial, were written off in 2001. At December 31, 2002, the Company has no available-for-sale securities.

Restricted Investments

Pursuant to the regulations governing the Company’s subsidiaries, the Company maintained statutory deposits with each state as follows:

	December 31
	2001	2002
California	$300	$300
Utah	550	550
Michigan	1,000	1,000
Washington	150	150

Total	2,000	2,000

Restricted investments, which consist of certificates of deposit and treasury securities, are designated as held-to-maturity, and are carried at amortized cost. The use of these funds is limited to specific purposes as required by each state.

Property and Equipment

Property and equipment are stated at historical cost. Replacements and major improvements are capitalized, and repairs and maintenance are charged to expense as incurred. Furniture, equipment and automobiles including assets under capital leases are depreciated using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the term of the lease or five to 10 years, whichever is shorter. The building is amortized over its estimated useful life of 31.5 years.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Goodwill and Intangible Assets

The excess of the purchase price over the fair value of net assets acquired has been allocated to goodwill and identifiable intangible assets. Goodwill and intangible assets are amortized on a straight-line basis over periods not exceeding 15 years, the expected periods to be benefited. Effective January 1, 2002, the Company ceased amortization of goodwill in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Accumulated amortization totaled $914 and $2,881 at December 31, 2001 and 2002, respectively. The Company performed the required impairment tests of goodwill and indefinite lived intangible assets in 2002, and no impairment was identified.

The following table reflects the unaudited consolidated results adjusted as though the adoption of the SFAS No. 142 non-amortization of goodwill provision occurred as of the beginning of the years ended December 31, 2000, 2001 and 2002:

	Year ended December 31
	2000	2001	2002
Net income:
As reported	$14,964	$30,129	$30,508
Adjusted	15,263	30,428	$30,508
Basic earnings per share:
As reported	0.75	1.51	1.53
Adjusted	0.76	1.52
Diluted earnings per share:
As reported	0.73	1.46	1.48
Adjusted	0.75	1.48

Long-Lived Asset Impairment

In August 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets was issued. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, effective for fiscal years beginning after December 15, 2001. SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 144 develops an accounting model for long-lived assets that are to be disposed of by sale and requires the measurement to be at the lower of book value or fair value, less the cost to sell the assets. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 on January 1, 2002, had no effect on the Company’s financial position, operating results or cash flows.

The Company reviews long-lived assets for impairment when events or changes in business conditions indicate that their carrying value may not be recovered. The Company considers assets to be impaired and writes them down to fair value if expected associated cash flows are less than the carrying amounts. Fair value is the present value of the associated cash flows. The Company has determined that no long-lived assets are impaired at December 31, 2001 and 2002.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Income Taxes

The Company accounts for income taxes based on SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. Valuation allowances are established, when necessary, to reduce future income tax assets to the amount expected to be realized.

Taxes Based on Premiums

The Washington HMO is not subject to state income taxes. The state of Washington assesses taxes based on premium revenue. Such taxes totaled $2,013, $4,028 and $4,997 in 2000, 2001 and 2002, respectively, and are included in marketing, general and administrative expenses.

Professional Liability Insurance

The Company carries medical malpractice insurance for health care services rendered through its clinics in California with claims-made coverage of $5,000 per occurrence and an annual aggregate limit of $10,000. The Company also carries claims-made managed care professional liability insurance for its HMO operations subject to coverage limit of $5,000 per occurrence and in aggregate for each policy year. Accruals for uninsured claims and claims incurred but not reported are estimated by independent actuaries and are included in other long-term liabilities.

Stock-Based Compensation

At December 31, 2002, the Company has one stock-based employee compensation plan, which is described more fully in Note 11. The Company accounts for the plan under the recognition and measurement principles (the intrinsic-value method) prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation cost for stock options is reflected in net income and is measured as the excess of the market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans.

In December 2002, SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure was issued. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. It also amends and expands the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not require companies to account for employee stock options using the fair-value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair-value method of SFAS No. 123 or the intrinsic-value method of APB Opinion No. 25. The Company has adopted the disclosure requirements of SFAS No. 148.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions to stock-based employee compensation.

	Year ended December 31
	2000	2001	2002
Net income, as reported	$14,964	$30,129	$30,508
Reconciling items (net of related tax effects):
Add: Stock-based employee compensation expense determined under the intrinsic-value based method for all awards	248	307	542
Reduction in stock option settlements charge (see Note 9)	—	—	4,913
Deduct: Stock-based employee compensation expense determined under the fair-value based method for all awards	(410)	(519)	(620)

Net adjustment	(162)	(212)	4,835

Net income, as adjusted	14,802	29,917	35,343

Earnings per share:
Basic—as reported	0.75	1.51	1.53

Basic—as adjusted	0.74	1.50	1.77

Diluted—as reported	0.73	1.46	1.48

Diluted—as adjusted	0.73	1.45	1.72

Earnings Per Share

The denominators for the computation of basic and diluted earnings per share are calculated as follows:

	Year ended December 31
	2000	2001	2002
Shares outstanding at the beginning of the period(1)	20,000,000	20,000,000	20,000,000
Weighted-average number of shares issued (acquired)	—	—	—

Denominator for basic earnings per share	20,000,000	20,000,000	20,000,000
Dilutive effect of employee stock options(2)	376,000	572,000	609,000

Denominator for diluted earnings per share	20,376,000	20,572,000	20,609,000

(1)	Adjusted to reflect a 40-for-1 stock split of the outstanding shares as a result of the exchange in the reincorporation merger (see Note 10. Restatement of Capital Accounts).
(2)	All options to purchase common shares were included in the calculation of diluted earnings per share because their exercise prices were below the average fair value of the common shares for each of the periods presented.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and certificates of deposit with a maturity of three months or less on the date of purchase.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables and restricted investments. The Company invests a substantial portion of its cash in the CADRE Affinity Fund and CADRE Reserve Fund (CADRE Funds), a portfolio of highly liquid money market securities. The CADRE Funds are a series of funds managed by the CADRE Institutional Investors Trust (Trust), a Delaware business trust registered as an open-end management investment. Restricted investments are invested principally in certificates of deposit and treasury securities. Concentration of credit risk with respect to accounts receivable is limited due to payors consisting principally of the governments of each state in which the HMO subsidiaries operate.

Fair Value of Financial Instruments

The Company’s consolidated balance sheets include the following financial instruments: cash and cash equivalents, receivables, marketable securities, trade accounts, medical claims and benefits payable, note payable and other liabilities. The carrying amounts of current assets and liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying value of advances to related parties and all long-term obligations approximates their fair value based on borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.

Risks and Uncertainties

The Company’s profitability depends in large part on accurately predicting and effectively managing medical care costs. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect medical care costs. These factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan’s control and could adversely affect the Company’s ability to accurately predict and effectively control medical care costs. Costs in excess of those anticipated could have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Segment Information

The Company presents segment information externally the same way management uses financial data internally to make operating decisions and assess performance. Each of the Company’s subsidiaries arranges for the provision of managed health care services to Medicaid members. They share similar characteristics in the membership they serve, the nature of services provided and the method by which medical care is rendered. The subsidiaries are also subject to similar regulatory environment and long-term economic prospects. As such, the Company has one reportable segment.

New Accounting Pronouncements

In May 2002, SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002 was issued. As a result of the rescission of SFAS No. 4, gains and losses related to the extinguishment of debt should be classified as extraordinary only if they meet the criteria outlined under APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, was an

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

amendment to SFAS No. 4 and is no longer necessary. SFAS No. 44, Accounting for Intangible Assets of Motor Carriers, defined accounting requirements for the effects of the transition to the Motor Carrier Act of 1980. The transitions are complete and SFAS No. 44 is no longer necessary. SFAS No. 145 amends SFAS No. 13, Accounting for Leases, requiring that any capital lease that is modified resulting in an operating lease should be accounted for under the sale-leaseback provisions of SFAS No. 98, Accounting for Leases or SFAS No. 28, Accounting for Sales with Leasebacks, as applicable. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The adoption of the provisions of SFAS No. 145 is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In June 2002, SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, was issued. This statement nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), which required that a liability for an exit cost be recognized upon the entity’s commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation.

3.    Acquisitions

Michigan HMO

Through April 1999, the Company held a 24.05% interest in Michigan Managed Care Providers, Inc. In May 1999, the Company acquired the remaining 75.95% interest and purchased a 62.5% interest in Good Health Michigan, Inc. for $45. Following the 1999 acquisitions, the companies were merged to form the Michigan HMO, with the California HMO owning an 81.13% interest in the combined companies. On October 30, 2001, the California HMO acquired the outstanding 18.87% minority interest for $350. The Company recorded total goodwill and intangible assets of $4,591 in connection with the Michigan acquisitions.

Washington HMO

On December 31, 1999, the Company purchased the capital stock of QualMed Washington Health Plan, Inc. (QualMed—a state licensed HMO) from Foundation Health Systems, Inc. (FHS) for $7,260. The acquisition was accounted for as a purchase transaction. The purchase price approximated the book value of the net assets acquired, which was equal to their fair value. Consequently, no goodwill was generated in this transaction. To complete the purchase, the Company and FHS entered into a Loss Portfolio Transfer and 100% Quota Share Reinsurance Agreement (Agreement) with an FHS insurance subsidiary (FHS Subsidiary) to transfer and assign the risk in effect during 1999 relating to the non-Medicaid lines of business. As part of the Agreement, the Company also paid $6,750 to the FHS Subsidiary to reinsure the risk for commercial contracts that continued in effect in 2000. The prospective reinsurance premium was recorded as a prepaid asset at December 31, 1999, and was charged to medical services in 2000. The Company also agreed to assume commercial claims liabilities estimated at approximately $12,000 at December 31, 1999, that, as part of the purchase transaction, was reinsured by the FHS Subsidiary. Pursuant to the Agreement, the Company recorded a corresponding reinsurance receivable from the FHS Subsidiary on the acquisition date.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On July 1, 2002, the Washington HMO paid $3,250 to another health plan for the assignment of a Medicaid contract. The assigned contract had a remaining term of six months on the acquisition date and was subsequently renewed for an additional one-year period as anticipated by the Company at the time of acquisition. The assignment was accounted for as a purchase transaction. The purchase price was allocated to member contracts, an intangible asset, and is being amortized over 18 months.

California HMO

In November 2001, the California HMO paid $900 to another health plan in consideration for the assignment of the Sacramento Medi-Cal contract. Under the contract, the Company will provide Medi-Cal HMO services to eligible members in Sacramento for an initial term of 13 months, with two one-year renewal options. The assignment was accounted for as a purchase transaction. The purchase price was allocated to member contracts, an intangible asset, and is being amortized over the initial 13-month contract period.

4.    Property and Equipment

A summary of property and equipment is as follows:

	December 31
	2001	2002
Land	$3,000	$3,000
Building and improvements	6,981	8,076
Furniture, equipment and automobiles	5,975	9,232

	15,956	20,308
Less accumulated depreciation and amortization	(6,319)	(6,648)

Property and equipment, net	9,637	13,660

5.    Related Party Transactions

Advances to related parties are as follows:

	December 31
	2001	2002
Note receivable due from Molina Family Trust, secured by two medical buildings, bearing interest at 7% with monthly payments due through 2026.	$321	$316
Note receivable due from Molina Siblings Trust, secured by a medical building, bearing interest at 7% with monthly payments due through 2016 (repaid in 2002).	1,093	—
Loan to Molina Siblings Trust under a $500 credit line, secured by 86,189 shares of the Company’s stock, bearing interest at 7% due in 2010.	392	388
Advances to Molina Siblings Trust (Trust) pursuant to a contractual obligation in connection with a split-dollar life insurance policy with the Trust as the beneficiary	878	1,496

	2,684	2,200

The Molina Family Trust has agreements with the Company to lease two medical clinics. These leases have five five-year renewal options. In May 2001, the Company entered into a similar agreement with the Molina Siblings Trust for the lease of another medical clinic. The lease is for seven years with two 10-year renewal

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

options. Rental expense for these leases totaled $108, $295 and $390 for the years ended December 31, 2000, 2001 and 2002, respectively. Minimum future lease payments consist of the following approximate amounts at December 31, 2002: $405 in 2003; $414 in 2004; $337 in 2005; $318 in 2006; $327 in 2007 and $82 thereafter.

The Company is a party to Collateral Assignment Split-Dollar Insurance Agreements (Agreements) with the Molina Siblings Trust (Trust). The Company agreed to make premium payments towards the life insurance policies held by the Trust on the life of Mary R. Molina, a former employee and director and a current shareholder, in exchange for services from Mrs. Molina. The Company is not an insured under the policies, but is entitled to receive repayment of all premium advances from the Trust upon the earlier of Mrs. Molina’s death or cancellation of the policies. Advances through December 31, 2001 and 2002 of $1,723 and $2,376, respectively, were discounted based on the insured’s remaining actuarial life, using discount rates commensurate with instruments of similar terms or risk characteristics (of 6% and 4%, for 2001 and 2002, respectively). Such receivables are secured by the cash surrender values of the policies.

The Company received architecture and technology services from companies owned by non-employee members of the Molina family. Payments for architecture services received in the years ended December 31, 2000 and 2001 totaled $18 and $71, respectively. Payment for technology services received during the year ended December 31, 2001 totaled $59. No services were received during 2002.

6.    Note Payable

During 1999, the Company obtained borrowings totaling $17,300 of which $13,800 was due to First Professional Bank, which consisted of a variable rate note payable of $1,000 and a fixed rate loan of $12,800. The fixed rate borrowing was collateralized by a restricted certificate of deposit in the same amount. The remaining $3,500 was due to a bank for the purchase of the Company’s corporate office building, with a fixed interest rate of 8.58% per annum through October 1, 2004. Thereafter, the interest rate may be adjusted in accordance with the terms and conditions of the agreement. The note payable is due October 1, 2024, and is collateralized by the office building.

During 2000, the Company repaid the notes payable of $13,800 to First Professional Bank of which $12,800 was repaid using the proceeds of the matured restricted certificate of deposit. At December 31, 2001 and 2002, the outstanding mortgage note payable was $3,401 and $3,350, respectively.

Future payments on the mortgage note payable as of December 31, 2002, for the years ending December 31, are as follows:

2003	$55
2004	60
2005	65
2006	71
2007	78
Thereafter	3,021

3,350

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.    Income Taxes

The provision for income taxes is as follows:

	Year ended December 31
	2000	2001	2002
Current:
Federal	$7,481	$17,541	$17,387
State	1,739	2,881	1,836

Total current	9,220	20,422	19,223

Deferred:
Federal	21	(934)	(1,235)
State	(85)	(35)	(97)

Total deferred	(64)	(969)	(1,332)

	9,156	19,453	17,891

A reconciliation of the effective income tax rate to the statutory federal income tax rate is as follows:

	Year ended December 31
	2000	2001	2002
Taxes on income at statutory federal tax rate	$8,414	$17,379	$16,940
State income taxes, net of federal benefit	1,091	1,850	1,130
Nondeductible expenses	(226)	—	—
Nondeductible goodwill	104	104	—
Other	(227)	168	12
Change in valuation allowance	—	(48)	(191)

Reported income tax expense	9,156	19,453	17,891

The components of net deferred income tax assets are as follows:

	December 31
	2001	2002
Accrued expenses	$368	$1,599
State taxes	975	747
Shared risk	75	(302)
Other, net	143	39

Deferred tax asset—current	1,561	2,083
Net operating losses	384	300
Depreciation and amortization	18	(221)
Deferred compensation	720	831
Other accrued medical costs	543	1,022
Other, net	3	355

	1,668	2,287
Valuation allowance	(191)	—

Deferred tax asset—long term	1,477	2,287

Net deferred income tax assets	3,038	4,370

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At December 31, 2002, the Company had federal net operating loss carryforwards (NOLs) of approximately $934, which begin to expire in 2013. The NOLs resulted from the acquisition of the Michigan entities in May 1999 that were merged to form the Michigan HMO. Because of the ownership change, the NOLs are subject to an annual limitation. Prior to 2002, a valuation allowance had been established against the deferred tax assets due to uncertainty over the realizability of these NOLs in the future. The valuation allowance was reduced in 2002, when it became more likely than not that the NOLs would be realized.

8.    Employee Benefits

The Company sponsors a defined contribution 401(k) plan that covers substantially all full-time salaried and clerical employees of the Company and its subsidiaries. Eligible employees are permitted to contribute up to the maximum allowed by law. The Company matches up to the first 4% of compensation contributed by employees. Contributions to the plan totaled $541, $737 and $1,007 in the years ended December 31, 2000, 2001 and 2002, respectively.

9.     Commitments and Contingencies

Leases

The Company leases office space, clinics, equipment and automobiles, which expire at various dates through 2012. Future minimum lease payments by year and in the aggregate under all noncancelable operating leases (including related parties) consist of the following approximate amounts:

Year ending December 31
2003	$4,479
2004	4,247
2005	3,924
2006	3,839
2007	2,555
Thereafter	13,946

32,990

Rental expense related to these leases totaled $3,777, $4,239 and $4,930 for the years ended December 31, 2000, 2001 and 2002, respectively.

Legal

The health care industry is subject to numerous laws and regulations of federal, state and local governments. Compliance with these laws and regulations can be subject to government review and interpretation, as well as regulatory actions unknown and unasserted at this time. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of regulations by health care providers, which could result in significant fines and penalties, exclusion from participating in the Medi-Cal/Medicaid programs, as well as repayments of previously billed and collected revenues.

During 1998, the California Department of Health Services, or DHS, contended that letters sent to patients in San Bernardino and Riverside Counties notifying them of a pending Medi-Cal program change and the need to reselect their current health plan physician violated state and federal marketing laws and the health plan’s Medi-Cal contract. In October 1998, the California HMO agreed to pay a penalty to DHS and suspend enrollment and

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

marketing activities for 60 days in San Bernardino and Riverside Counties. Shortly following resolution with DHS, the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG, informed the California HMO that it also had jurisdiction over the matter. In December 2001, the California HMO resolved the matter with OIG by making a $600 payment to the U.S. Department of Health and Human Services and committed to maintain in place policies and procedures designed to ensure compliance with applicable state and federal laws and Medicaid program requirements.

The Company is involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. These actions, when finally concluded and determined, will not, in the opinion of management and the Company’s counsel, have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Employment Agreements

Terms

During 2001 and 2002, the Company entered into employment agreements with five executives with initial terms of one to three years, subject to automatic one-year extensions thereafter. The agreements provide for annual base salaries of $1,881 in the aggregate plus a Target Bonus, as defined. If the executives are terminated without cause or if they resign for good reason before a Change of Control, as defined, the Company will pay one year’s base salaries and Target Bonus for the year of termination, in addition to full vesting of 401(k) employer contributions and stock options, and continued health and welfare benefits for the earlier of 18 months or the date the executive receives substantially similar benefits from another employer. If any of the executives are terminated for cause, no further payments are due under the contracts.

If termination occurs within two years following a Change of Control, the employees will receive two times their base salaries and Target Bonus for the year of termination in addition to full vesting of 401(k) employer contributions and stock options and continued health and welfare benefits for the earlier of three years or the date the executive receives substantially similar benefits from another employer.

Executives who receive severance benefits, whether or not in connection with a Change of Control, will also receive all accrued benefits for prior service including a pro rata Target Bonus for the year of termination.

Certain employment agreements also provide for the executive’s right to require the Company to repurchase all shares of common stock acquired by such executive pursuant to the exercise of stock options upon their termination without cause or upon such executive terminating his employment agreement (i.e. a put right). These put rights are not exercisable for six months after the exercise of the stock options and expire upon the effectiveness of a public offering.

Stock Option Settlements

Under a previous employment agreement with one of the executives dated December 7, 1998, the executive was awarded options to purchase 640,000 shares of the Company’s common stock, which vested over three years. The exercise price of these options was $0.78 per share. If the executive terminated his employment or was terminated without cause, a registration statement in connection with a public offering became effective or the Company had a sale of or change in ownership of 30% or more, collectively, a contingent event, the executive had the right to require the Company to purchase the 640,000 shares of stock underlying his options at their fair market value based on a methodology set forth in the agreement (Put Option).

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On November 7, 2002, the Company agreed to acquire fully vested stock options to purchase 640,000 shares of common stock and the related Put Option held by the executive through a cash payment of $7,660. The cash payment was determined based on the negotiated fair value per share in excess of the exercise price of the 640,000 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $6,880.

On November 7, 2002, the Company agreed to acquire fully vested stock options to purchase 95,200 shares of common stock held by another executive through a cash payment of $1,023. The cash payment was determined based on the negotiated fair value per share in excess of exercise price of the 95,200 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $916.

Regulatory Capital and Dividend Restrictions

The Company’s principal operations are conducted through the four HMOs operating in California, Washington, Michigan and Utah. The HMOs are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to their stockholders. To the extent the subsidiaries must comply with these regulations, they may not have the financial flexibility to transfer funds to the Company. The Company’s proportionate share of the net assets in these subsidiaries (after intercompany eliminations) which may not be transferable in the form of loans, advances or cash dividends without the consent of the regulators was $27.7 million and $30.1 million at December 31, 2001 and 2002, respectively.

The National Association of Insurance Commissioners, or NAIC, has adopted rules effective December 31, 1998, which, if implemented by the states, set new minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital (RBC) rules. These new HMO rules, which may vary from state to state, have been adopted by the Washington, Michigan and Utah HMOs in 2001. California has not yet adopted NAIC risk based capital requirements for HMOs and has not formally given notice of its intention to do so. The NAIC’s HMO rules, if adopted by California, may increase the minimum capital required for that state.

As of December 31, 2002, our HMOs had aggregate statutory capital and surplus of approximately $53.0 million, compared with the required minimum aggregate statutory capital and surplus requirements of approximately $30.1 million. All of the Company’s health plans were in compliance with the minimum capital requirements. The Company has the ability and commitment to provide additional working capital to each of the subsidiary health plans when necessary to ensure that total adjusted capital continually exceeds regulatory requirements.

10.     Restatement of Capital Accounts

The stockholders of the Company voted on July 31, 2002, to approve a proposed reincorporation merger whereby the Company will merge with and reincorporate into a newly formed Delaware corporation as the surviving corporation. The reincorporation merger will take effect prior to the effectiveness of a registration statement to be filed with the Securities and Exchange Commission (SEC) and these financial statements reflect the effect of a 40-for-1 split of the Company’s outstanding common stock as a result of the share exchange in the reincorporation merger.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Delaware corporation’s Certificate of Incorporation provides for 80,000,000 shares of authorized common stock, par value $0.001 and 20,000,000 shares of authorized preferred stock, par value $0.001. The rights, preferences and privileges of each series of preferred stock will be designated by the Company’s board of directors at a future date, which may include dividend and liquidation preferences and redemption and voting rights.

11.    Stock Plans

The Company has made periodic grants of stock options to key employees under the 2000 Omnibus Stock and Incentive Plan (the 2000 Plan) and prior grants. Pursuant to the 2000 Plan, the Company may grant qualified and non-qualified options for common stock, stock appreciation rights, restricted and unrestricted stock and performance units (collectively, the awards) to officers and key employees based on performance. The Plan limits the number of shares that can be granted in one year to 10% of the outstanding common shares at the inception of the year. The Plan also provides that if the employees desire to sell the common shares acquired through the awards, the Company shall have a first right of refusal to purchase such shares at fair value as determined by an independent appraisal. Upon an initial public offering or a change in control as defined, all awards shall vest immediately. Exercise price, vesting periods and option terms will be determined by the board of directors.

Options granted to date are exercisable at $2.00 to $4.50 per share, vest over 16 to 48 months and expire in 10 years. During the years ended December 31, 2000 and 2001, the Company issued options to purchase 181,760 and 378,000 shares of its common stock with an estimated total fair value of $313 and $2,850, respectively. No options were issued during the year ended December 31, 2002. Further grants under the 2000 Plan have been frozen.

The Company adopted the 2002 Equity Incentive Plan (2002 Plan) in 2002, which provides for the granting of stock options, restricted stock, performance shares and stock bonus awards to the Company’s officers, employees, directors, consultants, advisors and other service providers. The 2002 Plan is effective upon the effectiveness of a public offering (the Effective Date). It currently allows for the issuance of 1,600,000 shares of common stock, of which up to 600,000 shares may be issued as restricted stock. Beginning the January 1 after the Effective Date, and each year thereafter, shares eligible for issuance will automatically increase by the lesser of 400,000 shares or 2% of total outstanding capital stock on a fully diluted basis, unless the board of directors provides for a smaller increase. Shares reserved for issuance under the 2000 Plan that are not needed for outstanding options granted will be included in the shares reserved for the 2002 Plan.

In July 2002, the Company adopted the 2002 Employee Stock Purchase Plan (Purchase Plan) which provides for the issuance of up to 600,000 common shares. The Purchase Plan is effective upon the effectiveness of a public offering (the Effective Date). Beginning the January 1 after the Effective Date and each year thereafter, shares eligible for issuance will automatically increase by the lesser of 6,000 shares or 1% of total outstanding capital stock on a fully diluted basis. During each six-month offering period beginning on the effective date of a public offering and each January 1 and July 1 thereafter, eligible employees may purchase common shares at 85% of their fair market value through payroll deductions, up to $25,000 per year.

No awards have been made under the 2002 Plan and the Purchase Plan.

At December 31, 2002, 632,840 of the Company’s outstanding options were granted with exercise prices at below fair value. Compensation expense recognized in the consolidated statements of income in connection with these options was $401, $505 and $860 during 2000, 2001 and 2002, respectively.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company estimates that amortization of deferred stock-based compensation, based upon stock options outstanding at December 31, 2002, and scheduled vesting periods, will consist of the following approximate amounts:

Year ending December 31
2003	$585
2004	574
2005	103

1,262

Upon an initial public offering or a change of control, as defined, the awards will be subject to immediate vesting. Compensation expense related to options granted which is otherwise deferred will be recorded in full upon the occurrence of such event.

The fair value of the options was estimated at the grant date using the Minimum Value option-pricing model with the following assumptions used: a risk-free interest rate of 6.13% and 5.54% in 2000 and 2001, respectively; dividend yield of 0% and expected option lives of 120 months.

The Minimum Value option-pricing model was developed for use in estimating the fair value of traded options and warrants which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Stock option activity and related information is as follows:

	Year ended December 31
	2000		2001		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of period	990,040	$1.21	1,171,800	$1.61	1,498,600	$2.28
Granted	181,760	3.75	378,000	4.50	—	—
Exercised	—	—	—	—	—	—
Forfeited(a)	—	—	51,200	3.13	740,240	1.11

Outstanding at end of period	1,171,800	1.61	1,498,600	2.28	758,360	3.57
Exercisable at end of period	444,440	0.78	995,960	1.34	416,680	2.87
Weighted average per option fair value of options granted during the period		1.72		7.54		—

(a)	Includes options to purchase 735,200 shares which were canceled in 2002 in exchange for a cash payment of $8,683 to the option holders (see Note 9. Commitments and Contingencies).

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31 2002	Weighted Average Remaining Contractual Life (Number of Months)	Weighted Average Exercise Price	Number of Exercisable at December 31 2002	Weighted Average Exercise Price
$2.00	254,840	82	$2.00	254,840	$2.00
3.13	47,760	88	3.13	31,840	3.13
4.50	455,760	105	4.50	130,000	4.50

2.00 – 4.50	758,360	96	3.57	416,680	2.87

12.    Subsequent Event

In January and February 2003, the Company redeemed 1,201,174 shares of common stock from certain stockholders for cash payments of $20,390 ($16.98 per share), which was recorded as treasury stock. The redemptions were made from available cash reserves.

The Company entered into a credit agreement dated as of March 19, 2003, under which the lenders provided a $75,000 credit facility and on March 21, 2003, the Company borrowed $5,000 under the facility. Interest is payable monthly at a rate per annum of (a) LIBOR plus a margin ranging from 225 to 275 basis points or (b) the higher of (i) Bank of America prime or (ii) the federal funds rate plus 0.50%, plus a margin ranging from 125 to 175 basis points. Pro forma interest expense assumes a weighted average interest rate of 4.25%. All borrowings under the credit facility are due and payable in full by March 19, 2006. The credit facility is secured by certain real and personal property of the unregulated companies and, subject to certain limitations, all shares of certain subsidiaries.

The accompanying unaudited pro forma consolidated balance sheet as of December 31, 2002 gives effect to the redemptions and borrowing as if they had occurred on December 31, 2002. The proforma net income and net income per share data appearing in the consolidated statement of income for the year ended December 31, 2002 give effect to the redemptions and borrowing as if they had occurred on January 1, 2002, and include the following adjustments:

	As Reported	Adjustment	Pro Forma
Investment income	$1,982	$(347)	$1,635

Interest expense	(438)	(213)	(651)

Provision for income taxes	17,891	(207)	17,684

Net income	30,508	(353)	30,155

Basic net income per share	1.53	0.08	1.60

Dilutive net income per share	1.48	0.08	1.55

Weighted average number of common shares outstanding	20,000,000	(1,201,174)	18,798,826

Weighted average number of common shares and potential dilutive common shares outstanding	20,609,000	(1,201,174)	19,407,826

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Condensed Financial Information of Registrant

At December 31, 2002, the restricted net assets of the Company’s subsidiaries exceed 25% of total consolidated net assets. Following are the condensed balance sheets of the Registrant as of December 31, 2001 and 2002, and the statements of income and cash flows for each of the three years in the period ended December 31, 2002.

Condensed Balance Sheets

	December 31
	2001	2002
Assets
Current assets:
Cash and cash equivalents	$3,314	$27,597
Deferred income taxes	121	552
Due from affiliates	—	257
Prepaid and other current assets	917	1,862

Total current assets	4,352	30,268
Property and equipment, net	2,251	5,180
Investment in subsidiaries	64,115	65,557
Deferred income taxes	396	225
Advances to related parties and other assets	1,785	994

Total assets	72,899	102,224

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	2,592	3,527
Income taxes payable	2,825	2,253
Due to affiliates	1,424	—

Total current liabilities	6,841	5,780
Other long-term liabilities	1,299	1,177

Total liabilities	8,140	6,957

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.001 par value; 80,000,000 shares authorized, 20,000,000 shares issued and outstanding	5	5
Preferred stock, $0.001 par value; 20,000,000 shares authorized, no shares issued and outstanding	—	—
Retained earnings	64,754	95,262

Total stockholders’ equity	64,759	95,267

Total liabilities and stockholders’ equity	72,899	102,224

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Income

	Year ended December 31,
	2000	2001	2002
Revenue:
Management fees	$16,650	$24,817	$42,553
Investment income	13	114	179

Total operating revenue	16,663	24,931	42,732

Expenses:
Medical care costs	2,465	6,480	7,034
Marketing, general and administrative expenses (including a charge for stock option settlements of $7,796 in 2002)	11,484	15,926	29,834
Depreciation and amortization	102	636	1,095

Total expenses	14,051	23,042	37,963

Operating income	2,612	1,889	4,769
Other expense, net	(185)	(339)	(52)

Income before income taxes and equity in net income of subsidiaries	2,427	1,550	4,717
Provision for income taxes	902	697	2,001

Net income before equity in net income of subsidiaries	1,525	853	2,716
Equity in net income of subsidiaries	13,439	29,276	27,792

Net income	14,964	30,129	30,508

Condensed Statements of Cash Flows

	Year ended December 31
	2000	2001	2002
Operating activities
Cash (used in) provided by operating activities	$5,666	$984	$2,969

Investing activities
Dividends from (capital contributions to) subsidiaries	(1,725)	2,200	26,350
Purchases of equipment	(1,226)	(1,763)	(4,024)
Changes in due to (from) affiliates	(903)	2,327	(1,584)
Change in other assets and liabilities	(234)	(1,062)	572

Net cash provided by (used in) investing activities	(4,088)	1,702	21,314

Financing activities
Cash dividends declared	(1,000)	—	—

Net cash used in financing activities	(1,000)	—	—

Net increase in cash and cash equivalents	578	2,686	24,283
Cash and cash equivalents at beginning of year	50	628	3,314

Cash and cash equivalents at end of year	628	3,314	27,597

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Notes to Condensed Financial Information of Registrant

Note A—Basis of Presentation

Molina Healthcare, Inc. (Registrant) was incorporated on May 26, 1999. Prior to that date, Molina Healthcare of California (formerly Molina Medical Centers, Inc.) operated as a California HMO and as the parent company for Molina Healthcare of Utah, Inc. and Molina Healthcare of Michigan, Inc. In 2000, the employees and operations of the corporate entity were transferred from Molina Healthcare of California to the Registrant.

The Registrant’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Registrant’s share of net income (loss) of its unconsolidated subsidiaries is included in consolidated net income using the equity method.

The parent company-only financial statements should be read in conjunction with the consolidated financial statements and accompanying notes.

Note B—Transactions with Subsidiaries

The Registrant provides certain centralized medical and administrative services to its subsidiaries pursuant to administrative services agreements, including medical affairs and quality management, health education, credentialing, management, financial, legal, information systems and human resources services. Fees are based on the fair market value of services rendered and are recorded as operating revenue. Payment is subordinated to the subsidiaries’ ability to comply with minimum capital and other restrictive financial requirements of the states in which they operate. Charges in 2000, 2001 and 2002 for these services totaled $16,650, $24,817 and $42,553, which are included in operating revenue.

The Registrant and its subsidiaries are included in the consolidated federal and state income tax returns filed by the Registrant. Income taxes are allocated to each subsidiary in accordance with an intercompany tax allocation agreement. The agreement allocates income taxes in an amount generally equivalent to the amount which would be expensed by the subsidiary if it filed a separate tax return. NOL benefits are paid to the subsidiary by the Registrant to the extent such losses are utilized in the consolidated tax returns.

Note C—Capital Contribution and Dividends

During 2000, 2001 and 2002, the Registrant received dividends from its subsidiaries totaling $0, $5,900 and $31,000, respectively. Such amounts have been recorded as a reduction to the investments in the respective subsidiaries.

During 2000, 2001 and 2002, the Registrant made capital contributions to certain subsidiaries totaling $1,725, $3,700 and $4,650, respectively, primarily to comply with minimum net worth requirements. Such amounts have been recorded as an increase in investment in the respective subsidiaries.

Note D—Dividends to Stockholders

During 2000, the Registrant declared dividends of $1,000 to its stockholders.

[BACK COVER: COVER ART]

[Artwork in twelve colors depicting a health care provider and child holding a toy on a path which winds through a hillside and two people playing ball in the background on the hillside. Caption below reads: “Offering healthcare to families in need for over 20 years.” Below caption is Molina’s logo.]

             Shares

Common Stock

PROSPECTUS

            , 2003

Banc of America Securities LLC	CIBC World Markets

SG Cowen

Until             , 2003, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SIGNATURES

Pursuant to the requirements of the Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Beach, State of California, on April     , 2003.

MOLINA HEALTHCARE, INC.

By:
J. Mario Molina, M.D. Chief Executive Officer (Principal Executive Officer)

Each person whose signature appears below hereby constitutes and appoints J. Mario Molina, M.D. and John C. Molina, J.D., and each of them, his true and lawful attorneys-in-fact and agents with full power or substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this registration statement, (2) registration statements, and any and all amendment thereto (including post-effective amendment), relating to the offering contemplated pursuant tot Rule 462(b) under the Securities Act of 1933, and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

J. Mario Molina, M.D.	Chairman of the Board; Chief Executive Officer and President	April , 2003

John C. Molina, J.D.	Director; Executive Vice President, Financial Affairs, and Treasurer (Principal Financial Officer)	April , 2003

Harvey A. Fein	Vice President, Financial Affairs (Principal Accounting Officer)	April , 2003

George S. Goldstein, Ph.D.	Director; Executive Vice President, Health Plan Operations	April , 2003

Ronna Romney	Director	April , 2003

Ronald Lossett, CPA, D.B.A.	Director	April , 2003

Charles Z. Fedak, CPA	Director	April , 2003

Carl D. Covitz	Director	April , 2003

PART II    INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution

Following is our estimate of expenses of the offering, all of which shall be paid by us:

SEC Registration Fees	$10,580
NASD Fees	12,000
NYSE Fees	*
Accounting Fees and Costs	*
Legal Fees and Costs	*
Printing Costs	*
Transfer Agent Fees and Costs	*
Blue Sky Fees and Costs	*
Miscellaneous Fees and Costs	*

TOTAL	*

*	To be completed by amendment

Indemnification of Directors and Officers

The Delaware General Corporation Law, or DGCL, permits Delaware corporations to eliminate or limit the monetary liability of directors, officers, employees and agents for breach of fiduciary duty of care, subject to certain limitations. Our certificate of incorporation provides that our directors and officers shall not be liable to us or our stockholders for monetary damages arising from a breach of fiduciary duty owed by such director or officer, as applicable, except for liability (1) for any breach of a director’s or officer’s duty of loyalty to us or our stockholders, (2) for intentional misconduct, fraud or a knowing violation of law, under Section 174 of the DGCL or (3) for a transaction from which the officer or director derived an improper personal benefit. Our bylaws provide for the indemnification of our directors, officers, employees and agents to the extent permitted by the Delaware law. Our directors and officers are insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Act”).

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Recent Sales of Unregistered Securities

None.

Exhibits and Financial Statement Schedules

(a)    Exhibits

No.		Description

1.0	*	Form of Underwriting Agreement.

3.1	†	Articles of Incorporation (CA).

3.2	†	Certificate of Incorporation (DE).

3.3	†	Bylaws (CA).

3.4	†	Bylaws (DE).

No.	Description

3.5*	Form of share certificate for common stock.

5.1*	Opinion of McDermott, Will & Emery.

10.1†	Medi-Cal Agreement between Molina Medical Centers and the California Department of Health Services dated April 2, 1996, as amended.

10.2**†	Health Services Agreement between Foundation Health, and Molina Medical Centers dated February 1, 1996, as amended.

10.3**	Contract Between Molina Healthcare of Michigan, Inc. and the State of Michigan effective October 1, 2000, as amended.

10.4**	HMO Contract between American Family Care and the Utah Department of Health effective July 1, 1999, as amended.

10.5**†	Memorandum of Understanding between Molina Healthcare of Utah, Inc. and the Utah Department of Public Health effective July 1, 2002.

10.6†

2003 Contract for Healthy Options and State Children’s Health Insurance Plan between Molina Healthcare of Washington, Inc. and the State of Washington Department of Social and Health Services effective January 1, 2003.

10.7†	Employment Agreement with J. Mario Molina, M.D. dated January 2, 2002.

10.8†	Employment Agreement with John C. Molina, J.D. dated January 1, 2002.

10.9†	Employment Agreement with Mark L. Andrews, Esq. dated December 1, 2001.

10.10†	Employment Agreement with George S. Goldstein, PhD. dated December 31, 2001.

10.11†	Employment Agreement with M. Martha Bernadett, M.D. dated January 1, 2002.

10.12†	2000 Omnibus Stock and Incentive Plan.

10.13†	2002 Equity Incentive Plan.

10.14†	2002 Employee Stock Purchase Plan.

10.15	Credit Agreement dated as of March 19, 2003.

21.1†	List of subsidiaries.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

24.1	Powers of Attorney (contained in signature page).

*	To be filed by amendment.
**	Confidential treatment has been requested for portions of this Exhibit which have been filed separately with the Securities and Exchange Commission pursuant to Rule 406 promulgated under the Securities Act.
†	Previously filed.

(b)    Financial Statement Schedules

Molina Healthcare, Inc.

No.	Description

F-2	Report of Ernst & Young LLP, Independent Auditors

F-3	Consolidated Balance Sheets as of December 31, 2001 and 2002

F-4	Consolidated Statements of Income for the years ended December 31, 2000, 2001, and 2002

F-5	Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2000, 2001 and 2002

F-6	Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002

F-7	Notes to Consolidated Financial Statements

Undertakings

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Act”);

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for purposes of determining any liability under the Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)    To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Beach, State of California, on April 11, 2003.

MOLINA HEALTHCARE, INC.

By:	/s/ J. MARIO MOLINA, M.D.
J. Mario Molina, M.D. Chief Executive Officer (Principal Executive Officer)

Each person whose signature appears below hereby constitutes and appoints J. Mario Molina, M.D. and John C. Molina, J.D., and each of them, his true and lawful attorneys-in-fact and agents with full power or substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this registration statement, (2) registration statements, and any and all amendment thereto (including post-effective amendment), relating to the offering contemplated pursuant tot Rule 462(b) under the Securities Act of 1933, and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. MARIO MOLINA, M.D. J. Mario Molina, M.D.	Chairman of the Board; Chief Executive Officer and President	April 11, 2003

/s/ JOHN C. MOLINA John C. Molina, J.D.	Director; Executive Vice President, Financial Affairs, and Treasurer (Principal Financial Officer)	April 11, 2003

/s/ HARVEY A. FEIN Harvey A. Fein	Vice President, Financial Affairs (Principal Accounting Officer)	April 11, 2003

/s/ GEORGE S. GOLDSTEIN George S. Goldstein, Ph.D.	Director; Executive Vice President, Health Plan Operations	April 11, 2003

/s/ RONNA ROMNEY Ronna Romney	Director	April 11, 2003

/s/ RONALD LOSSETT Ronald Lossett, CPA, D.B.A.	Director	April 11, 2003

/s/ CHARLES Z. FEDAK Charles Z. Fedak, CPA	Director	April 11, 2003

/s/ CARL D. COVITZ Carl D. Covitz	Director	April 11, 2003

II-4